Realco, Inc.

02033679

ANNUAL REPORT

For the year ended
September 30, 2001

This Annual Report contains a letter to shareholders from Laurence S. Zipkin, Chairman of the Board of the Directors, and the following reports filed by the Company with the Securities and Exchange Commission:

(1) Form 10-K for year ended September 30, 2001; and
(2) Form 10-Q for the quarter ended December 31, 2001.

Realco, Inc.

9 May 2002

Dear Shareholder:

I became Chairman of the Board of Realco, Inc., earlier this year and in April, Edward S. Adams, was elevated to the position of President and CEO, replacing James A. Arias in that capacity. Additionally, in April, James A. Coryea II joined the Company as our new Chief Financial Officer.

Together we have but one goal -- the enhancement of shareholder value. To this end, we have begun implementation of a number of important steps to improve both the financial and operational performance of the Company. In the context of the financial services group, we have implemented a reinvention plan pursuant to which we have identified and hired outstanding new people in key positions such as Marc Kozberg as President of Equity Investment Advisers, Inc., Theodore Glasrud as Senior Vice President of Debt Underwriting, Daniel Halpern as Senior Vice President of Corporate Finance, and a highly-qualified individual who we anticipate will join the firm in mid-summer as Senior Vice President of Retail Sales. In total, these four individuals have over $500 million of transaction experience and add a breadth and depth of talent virtually unsurpassed in the area in which the Company operates.

In addition to these key personnel additions, the financial services group has embarked upon an aggressive plan to utilize its investment expertise and contacts to form three investment funds with a combined pool of investment funds that exceeds $75 million. One focused on deep value opportunities, a second concentrating on traditional venture capital growth investments and a third focused on private equity principal transactions.

As reflected herein, the commercial real estate brokerage segment has shown considerable improvement in the past quarter, an improvement that we presently anticipate will continue. Our residential construction and land development segment also continued to enjoy significant earnings and was a marked contributor to the Company's earnings. Finally, we have restructured and improved the operations of the commercial construction segment of the Company. We believe each of these segments offers the Company continued prospects for improved and sustained earnings growth and ideally complement both each other and the reinvented financial services group. As in the past, we will continue to evaluate each operating entity and segment to measure the performance targets assigned to them.

As a final personal note, I think it is important to acknowledge and thank James A. Arias for his meritorious and distinguished long-time service to the Company. Fortunately, Mr. Arias has graciously agreed to continue his service to the Company as a consultant.

Respectfully yours,
REALCO, INC.

Laurence S. Zipkin
Chairman of the Board

1650 University Boulevard NE • Suite 5-100 • Albuquerque, New Mexico 87102
Telephone (505) 242-4561•Faccimile (505) 242-6788

(This page has been left blank intentionally)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ---- to ----

Commission File Number: 0-27552

REALCO, INC.

(Exact name of registrant as specified in its charter)

New Mexico	85-0316176
State or other jurisdiction of incorporation or other organization	(I.R.S. Employer Identification No.)

1650 University Boulevard, NE, Suite 5-100 Albuquerque, New Mexico	87102
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (505)242-4561

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

No Par Value Common Stock

(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The number of shares of the Registrant's common stock outstanding as of January 8, 2002 was approximately 4,841,000 and the aggregate market value of the Registrant's common stock held by non-affiliates was approximately $5,000,000.

DOCUMENTS INCORPORATED BY REFERENCE

None

PART I

ITEM 1: BUSINESS.

Realco, Inc., incorporated in 1983 under the laws of the State of New Mexico, and subsidiaries is hereinafter sometimes referred to as the "Registrant" or the "Company".

The Company's principal executive offices are located at 1650 University Blvd. NE, Suite 5-100, Albuquerque, New Mexico 87102 and its telephone number at that location is (505)242-4561.

General

The Company is an integrated real estate and financial services company, which provides a wide range of products and services to customers primarily within the Albuquerque, New Mexico and Minneapolis, Minnesota metropolitan areas. The Company's operations are grouped into four principal segments - residential construction and land development, commercial real estate brokerage services, financial services and commercial construction.

In June 2001, the Company sold its residential real estate brokerage operations. Such brokerage operations operated under a franchise from Prudential Real Estate Affiliates, Inc. in Albuquerque, New Mexico and Phoenix, Arizona. This sale is reflected as discontinued operations and the Company's Financial Statements, Selected Financial Data and corresponding portions of Management's Discussion and Analysis of Financial Condition and Results of Operations have been restated where necessary.

Residential Construction and Land Development Segment:

Residential construction is performed by Charter Building & Development, Corp. ("Charter"), an Albuquerque based subsidiary and Success Venture, a 50% owned joint venture. Operations can be described as that of a general contractor, whereby the majority of construction labor and materials needs are subcontracted to third parties. Residential construction is performed in the Albuquerque metropolitan area and at September 30, 2001, backlog totaled 80 homes under contract with an indicated value of $13,000,000, as compared to 35 homes under contract with an indicated value of $5,000,000 in 2000.

The Company is also in the business of acquiring vacant land for the purpose of subdividing and developing such land into residential homesites. These activities are performed by Realco Land Development Division, an unincorporated division of the Company, in the Albuquerque metropolitan area. The homesites developed by this division are used internally by Charter or sold to third parties.

Commercial Real Estate Brokerage Services Segment:

Commercial brokerage operations consist primarily of providing marketing services to buyers, sellers, lessors and lessees of commercial real estate. These operations also include commercial property management and business brokerage to a lesser extent. These services are collectively performed by First Commercial Real Estate Services, Inc. (First Commercial), an Albuquerque based subsidiary.

Financial Services Segment:

The Company provides financial services through certain wholly owned subsidiaries, as well as the parent company.

The operations of PHS, Inc. (PHS) consist of a 49.99% partnership interest in PHS Mortgage Company, a full service residential mortgage banker. This partnership received the majority of its business from referrals from the Company's residential brokerage operations. As such brokerage operations were sold in June 2001, the volume of business generated by PHS has decreased substantially. The future success of PHS is dependent upon securing a substitute source of referrals.

Equity Securities Investments, Inc. (ESI) was acquired in March 2001 and is a Minneapolis based broker and dealer of securities. It is management's intent to continue to grow this line of business and offer other complementary financial services. Current growth opportunities being explored are recruiting of brokers to existing offices, start-up offices and acquisitions of existing brokerages. ESI opened a small brokerage office in Scottsdale, Arizona in August 2001.

Financial services have also included residential construction lending and homesite acquisition and development lending. These financing activities were performed under participation agreements with Albuquerque based financial institutions or private investors. Such activities are no longer a significant portion of Company operations.

Prior to 2001, the Company conducted limited financial services through its 10% equity position in Miller & Schroeder, Inc., an underwriter of debt securities which ceased operations in July 2001.

Commercial Construction Segment:

Realco Construction, Inc., previously known as Amity, Inc., is the Company's Albuquerque based general contractor specializing in commercial construction.

Commercial construction projects consist primarily of tenant improvements, ground-up construction of small commercial buildings and commercial remodels. With the acquisition of certain net assets and business operations of TI Construction, Inc. (TI) in August 1999, the Company strengthened its multi-state presence and acquired an expertise in the construction of veterinary facilities.

At September 30, 2001, the Company had a backlog of commercial construction projects of $3,800,000 as compared to $2,500,000 in 2000.

Operating Strategy

Since the completion of the Company's Initial Public Offering in February 1996, it has been the Company's intention to cross-market services between the primary business segments.

During the first half of fiscal 2000, management determined that the Company's best growth opportunities exist in the financial services industry. As a result of this determination, the Company completed the acquisition of ESI, a Minneapolis based broker and dealer in securities in March 2001 to broaden its financial services capabilities.

Financial Information

Financial information about the Company's business segments can be found in Note L to the consolidated financial statements presented in Item 8 of this Form 10-K and is incorporated herein by reference.

Inventory Acquisition and Development

The Company's Residential Construction and Land Development and Commercial Construction segments are the only operations with significant inventory needs. Such inventory needs consist of homesites, building materials and labor. Residential homesites are acquired either by the purchase of developed lots from third parties or by the purchase of a parcel of undeveloped land which the Company develops. The Company has also entered into joint venture agreements with other builders and developers to acquire undeveloped parcels of land for development into homesites. At September 30, 2001, the Company owned or controlled through a combination of unencumbered ownership, debt financing and purchase agreements 189 developed homesites (as compared to 347 in 2000) within the Albuquerque, New Mexico metropolitan area. Such homesites are utilized by Charter's homebuilding operations and may also be sold to other homebuilders and individuals.

Acquisition of residential homesites is funded through the use of available cash of the Company or through secured loans with various financial institutions. Financing is typically provided on such terms and conditions which are customary in the marketplace. In some instances, the Company may also secure subordinate debt on land inventory to reduce the loan to value position assumed by the financial institutions, without using internal working capital. Such subordinate debt is typically arranged by the Company's Financial Services Segment, and is participated out to high net worth individuals.

As the Company uses subcontractors to provide skilled labor and materials for the majority of its operations, construction inventory purchases consist primarily of payments to such subcontractors. Inventory purchases are funded through construction draws from financial institutions under credit agreements or from progress billings to property owners. The Company's credit agreements typically provide pre-established lending guidelines which determine interest rates, available balances and repayment terms. These credit agreements are provided on such terms and conditions which are customary in the marketplace.

Internet Developments

As part of the Company's focus to maximize opportunities and growth potential, the Company has established an internet presence. Specifically, the Company's Residential Construction and Land Development Segment has established a website which provides the Company's background and credentials, the Company's most popular floorplans, information on subdivisions where the Company is currently building and contact information. The Company's Commercial Real Estate Brokerage Services Segment maintains a website which provides Company background and credentials, property listings, information on the local market and contact information.

Competition and Market Factors

The business in which the Company is engaged is highly competitive. Many of the Company's competitors have nationwide operations or are affiliated with national franchising organizations. As such, a number of the Company's competitors have greater financial resources. It is for that reason that the Company continues to pursue strategic alliances with other companies.

The real estate and financial services industries, and therefore, the Company's operations, can be cyclical and are affected by consumer confidence levels, prevailing economic and market conditions and interest rates. Other factors affecting business include increases in construction costs, increases in costs associated with home ownership such as interest rates and property taxes, changes in consumer preferences and demographic trends.

Work Force

As of September 30, 2001, the Company's work force totaled 83 people, including 74 employees and 9 commercial real estate sales associates. Management of the Company believes that its relations with its personnel are satisfactory and none of its employees are represented by a union.

The Company's real estate sales associates are independent contractors. As independent contractors, such personnel are paid by commission only on the basis of closed sales transactions.

The Company's construction operations normally hire independent subcontractors to provide the skilled labor needed for construction projects.

ITEM 2: PROPERTIES.

The Company leases its executive offices on a month-to-month basis, at $1,000 per month. Mr. James A. Arias, the Company's President, is a part owner of the building in which the executive offices are located. This lease arrangement is considered a below market lease as to terms and square foot cost when compared to other leases currently in effect within the building.

Certain of the Company's operating subsidiaries occupy facilities totaling 41,000 square feet in Albuquerque, New Mexico with monthly rentals totaling $37,700 under operating leases expiring at various dates through July 2009. The Company's securities brokerage operations occupy facilities totaling 17,000 square feet in Minneapolis, Minnesota with monthly rental of $12,500 under an operating lease expiring July 2006, as well as a recently opened office totaling 1,700 square feet in Scottsdale, Arizona with monthly rental of $3,000 under an operating lease expiring August 2003.

Management believes all facilities are in adequate condition for their intended use and will not require substantial improvements through fiscal 2002.

As a result of discontinued operations, the Company vacated an office totaling 37,000 square feet with monthly rental costs of $37,100 under an operating lease expiring in August 2009. Such facilities are currently sublet under an agreement for $17,500 per month, which includes certain contingent rentals. The sublease expires in May 2002, however the sublessee has been granted an option to assume the Company's remaining lease term. The likelihood of such assumption is unknown at this time. Obligations relating to other facilities associated with discontinued operations were assumed by the purchasers.

ITEM 3: LEGAL PROCEEDINGS.

In December 2001, the Company was named as a defendant in a lawsuit in the District Court for Hennepin County, Minnesota. The plaintiffs are certain institutional and individual customers of Miller & Schroeder Financial, Inc., a broker-dealer ("MSF"). The lawsuit was commenced against MSF, Miller & Schroeder, Inc., the parent corporation of MSF ("MSI"), and certain officers, directors and shareholders of MSI who are alleged to be controlling persons of MSI and MSF. The Company is a shareholder of MSI. James A. Arias, the Company's Chief Executive Officer, is also named as a defendant. Mr. Arias served as a director of MSI during the period covered by the plaintiff's complaint. The plaintiffs, on their own behalf and on behalf of a class of investors they seek to represent, are seeking rescission or compensatory damages with respect to debentures issued by United Homes, Inc. and purchased by the plaintiffs from or through MSF. The plaintiffs assert numerous claims against MSF and the other defendants including claims based on negligence, negligent misrepresentation, common law fraud, and violations of the Minnesota Securities Act, the Minnesota Consumer Fraud Act, the U.S. Securities Act of 1933, and the Minnesota Uniform Fraudulent Transfer Act. The Company and Mr. Arias have not yet answered the Complaint, but intend to defend the lawsuit vigorously.

The Company is engaged in various other legal proceedings incidental to its normal business activities. Management of the Company does not believe that the outcome of each such proceeding or all of them combined will have a material adverse effect on the Company's operations or financial position.

ITEM 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted during the fourth quarter of the 2001 fiscal year to a vote of security holders, through the solicitation of proxies or otherwise.

ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

The Company's common stock is traded on the NASDAQ National Market under the symbol "RLCO". The following table sets forth for the periods indicated, the high and low sales prices as reported.

	Fiscal 2001		Fiscal 2000	
	High	Low	High	Low
First Quarter	3.000	1.313	2.594	1.750
Second Quarter	2.625	1.688	2.625	1.719
Third Quarter	2.500	1.250	4.125	1.875
Fourth Quarter	2.300	1.090	2.750	1.250

Approximate Number of Holders of Common Stock

As of January 8, 2002, there were approximately 700 holders of record of the Company's common stock.

Company Dividend Policy Disclosure

The Company has not paid any dividends on its Common Stock since its initial public offering in February 1996 and expects that for the foreseeable future it will follow a policy of retaining any earnings in order to finance the continued development of its business. Payment of dividends is within the discretion of the Board of Directors and will depend upon the earnings, capital requirements and operating and financial condition of the Company, among other factors.

ITEM 6: SELECTED FINANCIAL DATA.

The tables below summarize certain consolidated financial data of the Company, as restated to reflect discontinued operations related to its June 2, 2001 sale of the residential real estate brokerage operations.

	Years ended September 30,				
	2001	2000	1999	1998	1997
	(In thousands, except per share amounts)				
	(a)	(b)	(c)		(d)
Operating revenues from continuing operations	$ 20,960	$ 28,661	$ 24,292	$ 14,214	$ 14,583
Earnings (loss) from continuing operations	(2,917)	(13)	561	(710)	527
Earnings (loss) from continuing operations per common share - basic and diluted	(.27)	(.04)	.20	(.30)	.14
Total assets	20,457	23,531	27,677	28,368	26,354
Long-term obligations	8,333	8,959	12,011	15,565	12,089
Cash dividends declared per common share	-	-	-	-	-

(a) The 2001 results were affected by the acquisition of Equity Securities Investments, Inc. on March 1, 2001.

(b) The 2000 results were affected by the acquisition of Financial Services Group, Inc. on June 1, 2000.

(c) The 1999 results were affected by the acquisition of TI Construction, Inc. on August 1, 1999.

(d) The 1997 results were affected by the acquisition of First Commercial Real Estate Services, Inc. on May 1, 1997.

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Overview of Continuing Operations

Fiscal 2001 vs. 2000

The results of consolidated continuing operations was a pre-tax loss of $3,182,000 in 2001 compared to a pre-tax loss of $44,000 in 2000. The additional loss of $3,138,000 is primarily attributable to the financial services segment which realized a pre-tax loss of $2,737,000 in 2001 compared to a pre-tax loss of $123,000 in 2000 and the commercial construction segment recognizing a pre-tax loss of $631,000 in 2001 compared to a pre-tax loss of $184,000 in 2000. The operating results of these segments are discussed in more detail below.

Operating revenues decreased $7,701,000 or 27% to $20,960,000 in 2001. Such decline is primarily the result of a $10,637,000 or 39% decrease in construction and developed lot sales as offset by a $1,022,000 or 69% increase in real estate brokerage commissions and fees and $1,914,000 in securities brokerage commissions and fees resulting from the 2001 acquisition of ESI. Cost of revenues decreased $6,806,000 or 27% to $18,221,000 in 2001, which is proportionate to the decrease in operating revenues.

Selling, general and administrative expenses increased $751,000 or 22% to $4,099,000 in 2001, of which $618,000 of this increase is the result of the 2001 acquisition of ESI.

Other significant items affecting results of operations include an impairment of $1,210,000 recorded on the Company's investment in MSI, which ceased operations in 2001 and sold its net operation assets in a transaction resulting in no net proceeds available for distribution to shareholders.

The Company recognized an other comprehensive loss of $619,000 in 2001 as a result of net unrealized losses on available for sale securities as compared to other comprehensive income of $757,000 on net unrealized gains on available for sale securities in 2000. Other comprehensive income (loss) is a component of equity and is not recognized in the statement of operations until the sale of the underlying securities. Comprehensive income (loss) fluctuated substantially between the periods as a result of significant changes in quoted market prices on thinly-traded common stocks in public companies which the Company owns as a result of its venture capital operations several years ago.

The Company recognized a redemption benefit on the conversion of Series A and Series B preferred stock of $2,180,000 in 2001, which is presented as a negative preferred stock dividend requirement in the Consolidated Statement of Operations to arrive at net loss applicable to common shares.

The Company's effective income tax rate differs from statutory rates due to changes in the valuation allowance for deferred income taxes.

Fiscal 2000 vs. 1999

Consolidated continuing operations for 2000 resulted in a pre-tax loss of $44,000 as compared to pre-tax earnings of $953,000 for 1999. The variance is largely attributable to a non-recurring other income item of $550,000 in 1999 by the Residential Construction and Land Development Segment, which is discussed in more detail below.

Operating revenues increased $4,369,000 or 18% to $28,661,000 in 2000. Such increase is primarily attributable to additional construction sales of $3,892,000 or 19%. Gross profits from operating revenues increased $300,000 or 9% to $3,634,000. The percentage increase in sales outpaced the percentage increase in gross profits as a result of declining profit margins in construction sales which is discussed in more detail below. The other significant item affecting operations was a $719,000 or 27% increase in selling, general and administrative expenses. The majority of this increase related to expanding the operations of the Commercial Construction Segment and more specifically the acquisition of TI.

The Company recognized other comprehensive income of $757,000 relating to unrealized appreciation on available for sale securities which is discussed in more detail in the Financial Services Segment.

The Company's effective income tax rate differs from statutory rates due to changes in the valuation allowance for deferred income taxes.

Business Combinations

The Company's growth has been achieved primarily through acquisitions, subsequent to its public offering in 1996. Following is a brief description of such acquisitions and terms affecting continuing operations.

In fiscal 1996, the Company acquired the outstanding stock of Amity, Inc., an Albuquerque based commercial construction contractor for 24,297 shares of Series D Preferred Stock of the Company. Additionally, the Company acquired a 49.99% partnership interest for $63,000 in PHS Mortgage Company, which originates and sells residential mortgages.

In fiscal 1997, the Company purchased the net assets and business of First Commercial Real Estate Services, Inc. (an Albuquerque based commercial real estate brokerage company) for a cash payment of $265,000.

In fiscal 1999, the Company acquired certain net assets and the business of TI. The acquisition of this commercial contractor, which specializes in veterinary clinics, was made through the issuance of 67,000 shares of Company common stock held in treasury.

In fiscal 2000, the Company acquired the outstanding common stock of Financial Services Group, Inc. (FSG) for 680,000 common shares of Realco. The primary assets of FSG consisted of 650,000 common shares of Realco, which were cancelled upon delivery. This acquisition resulted in an additional financial services entity within the Realco structure. FSG was previously under the control of James A. Arias, Realco's President and Chief Executive Officer.

In fiscal 2001, the Company acquired all the outstanding stock of ESI, a Minneapolis based broker and dealer in securities for 484,000 shares of newly issued Series D Preferred Stock, which was converted to approximately 1,452,000 shares of Company common stock upon shareholder approval in November 2001. This transaction broadened the Company's focus on financial services.

Results of Continuing Operations by Segment

Based upon the various lines of business in which the Company is engaged, it has defined the following operating segments for purpose of financial accounting and reporting: Residential Construction and Land Development, Commercial Real Estate Brokerage, Financial Services and Commercial Construction.

The Company primarily operates within the Albuquerque, New Mexico and Minneapolis, Minnesota metropolitan areas.

Residential Construction and Land Development Segment:

Fiscal 2001 vs. 2000

This segment realized pre-tax earnings of $370,000 in 2001 as compared to $465,000 in 2000. While earnings were relatively comparable between the periods, there were significant fluctuations in certain revenue and expense items.

Residential construction sales decreased $7,685,000 or 42% to $10,587,000 in 2001 as a result of fewer homes being contracted in early 2001, as well as certain sales being made under a joint venture arrangement whereby the Company only records equity earnings, not gross sales. Sales activity has since increased contributing to strong backlog for the first half of fiscal 2002. The decrease in gross profits was limited to $528,000 or 33% to $1,066,000 in 2001 as a result of profit margins increasing from 8.7% to 10.0%. Such increase is attributable to selling certain model and speculative homes at discounts in 2000.

Sales of developed lots decreased $1,048,000 or 36% to $1,900,000 which is directly related to the decline in construction sales. As a result of the aforementioned increase in home sales contracts late in the year, lot sales are also expected to be strong in early fiscal 2002.

Profits on lots sold to Charter, either directly by a subsidiary or by a joint venture, are eliminated in consolidation of this segment until the lot is removed from Charter's inventory. Such profits totaled $353,000 at September 30, 2001 as compared to $148,000 at September 30, 2000.

Net equity earnings of investees of $135,000 was recognized in 2001 as compared to a loss of $29,000 in 2000 which relates to the Company's 50% interest in a home building joint venture. This venture generated earnings in 2001 as the underlying subdivision was a start-up in the prior year. Interest and other income increased $82,000 to $236,000 as a result of additional construction management fees earned by the Company. The majority of these construction management fees relate to services provided to the aforementioned joint venture.

Selling, general and administrative expenses decreased $251,000 or 20% to $990,000. Such decrease is management's reaction to a temporary decline in sales activity. Interest expense decreased $291,000 or 40% as a result of scheduled debt reduction payments associated primarily with lot inventory financing agreements.

Fiscal 2000 vs. 1999

Residential construction and land sales increased $1,704,000 or 9% to $21,220,000 in 2000. This increase in sales, as reduced by lower margins in construction and land sales, resulted in additional gross profits of $68,000 or 3% in 2000. While this increase is nominal in relation to total gross profits of $2,370,000 in 2000, net earnings from this segment decreased $458,000 to $465,000 in 2000. This decrease is primarily attributable to a non-recurring other income item in the amount of $550,000 recognized in 1999, which is discussed in more detail below.

Residential construction sales of $18,272,000 represent a 7% increase over 1999. This increase resulted from strong production in the first, second and fourth quarters, as offset by a third quarter decrease. Gross profit margins on such sales decreased from 9.8% to 8.7% in 2000, yielding gross profits of

$1,594,000 as compared to $1,685,000 in 1999. This decrease in gross profits is attributable to discounts and promotions offered to stimulate sales, pricing errors on new models and options, and losses incurred on sales of certain speculative and model homes.

Sales of developed lots increased $585,000 or 25% to $2,948,000 in 2000. This increase is largely attributable to the sale of three estate-sized lots which totaled $510,000. Such lots represent a portion of the five lots received for the assignment of a partnership interest as reported in prior filings. Gross profit margins on lot sales remained constant at approximately 26%, resulting in gross profits of $776,000 in 2000.

Profits on lots sold to Charter, either directly by a subsidiary or by a joint venture, are eliminated in consolidation of this segment until the lot is removed from Charter's inventory. Such profits totaled $148,000 at September 30, 2000.

Selling, general and operating expenses increased $174,000 or 16% to $1,240,000 in 2000. Of this increase, $122,000 is attributable to residential construction operations and $52,000 is attributable to increased carrying costs for land development operations.

Other significant items affecting comparability between the periods is a $122,000 decline in interest expense resulting from debt reduction in the ordinary course of business, a $27,000 decrease in depreciation and amortization expense, a $111,000 increase in other income (excluding the aforementioned $550,000) which consists of construction management fees and sales commission spreads, and a $65,000 decrease in equity earnings of investees.

Commercial Real Estate Brokerage Segment:

Fiscal 2001 vs. 2000

This segment recognized pre-tax earnings of $110,000 in 2001 as compared to a pre-tax loss of $111,000 in 2000. Brokerage commissions and fees increased $1,022,000 or 69% to $2,503,000 resulting in an increase in company dollar of $327,000 or 52% to $954,000. The increase in revenues is a function of an increased agent count, as well as closing several large transactions during the year. The percentage increase in company dollar was less than the percentage increase in brokerage commissions as agents retain a greater percentage of the commission as productivity increases. Selling, general and administrative expenses increased $128,000 or 18% to $828,000 in 2001 as a result of incurring a full year's operating expenses in the Las Cruces office and the expanded Albuquerque office.

Fiscal 2000 vs. 1999

Commercial brokerage operations recognized a pre-tax loss of $111,000 in 2000 as compared to pre-tax earnings of $20,000 in 1999. Brokerage commissions and fees decreased $108,000 or 7% to $1,481,000 resulting in a decrease of $37,000 or 6% to $627,000 in company dollar. The overall decline in production was primarily the result of timing associated with closing significant transactions, as the commercial brokerage business is typically comprised of several large transactions. Selling, general and administrative expenses increased $107,000 or 18% to $700,000 in 2000. This increase is attributable to management's growth initiative for this subsidiary, which expanded its Albuquerque facilities to accommodate additional agents and opened an office in Las Cruces, New Mexico.

Financial Services Segment:

Fiscal 2001 vs. 2000

This segment, which includes certain unallocated operating expenses of the parent company realized a pre-tax loss of $2,737,000 in 2001 as compared to pre-tax earnings of $123,000 in 2000. This decline in earnings is attributable to several factors. The most significant of which is an impairment charge of $1,210,000 relating to the Company's investment in MSI, which ceased operations in 2001 and sold its net operating assets in a transaction resulting in no net proceeds available for distribution to shareholders. Additionally, a pre-tax loss of $518,000 resulted from operations of ESI, which was acquired in March 2001. Other significant items affecting operations are discussed in more detail below.

Net equity earnings of PHS from its partnership interest in a mortgage banker totaled $217,000 for 2001 as compared to $254,000 in 2000. This decline is attributable to the sale of the residential brokerage operations, which was the primary source of financing activities for this mortgage banker. The continued success of PHS is dependent upon securing an alternative source of business.

Net equity earnings of other investees decreased $133,000 to $41,000 in 2001 as a result of non-recurring transactions in the prior year.

Interest expense increased from $484,000 to $648,000 in 2001 as a result of amortization on debt discount of $185,000 associated with interim financing, as reduced by interest savings associated with scheduled debt reductions.

Other significant items affecting earnings were net gains on sales of available for sale securities of $118,000 in 2000, as compared to net losses of $203,000 in 2001.

The operations of ESI resulted in a pre-tax loss of $518,000. Such loss in attributable to lower than anticipated revenues of $1,914,000 for the period as a result of market conditions limiting the securities underwriting opportunities and higher than anticipated selling, general and administrative expenses of $618,000 which is a result of additional costs incurred in attempts to expand operations. As a result of recently improved conditions in the securities market, management anticipates profitable operations for this subsidiary in upcoming periods.

Fiscal 2000 vs. 1999

The financial services segment, which also includes certain unallocated operating expenses of the parent company, realized a pre-tax profit of $123,000 as compared to $111,000 for the 1999 period. This nominal increase in earnings was affected by several factors; the most significant of which include a $81,000 decrease in equity earnings of investees, and a $98,000 decrease in interest expense due to scheduled principal reductions in outstanding debt.

Net equity earnings recognized by PHS from its partnership interest in a mortgage banker totaled $254,000 for the 2000 period, as compared to $353,000 in 1999. This decline is the result of a lower capture rate of in-house referrals from agents and fewer mortgage transactions due to higher interest rates.

The Company recognized a loss of $35,000 in 2000 as compared to earnings of $140,000 in 1999 relating to its equity method investment in MI. The decrease in profitability is primarily attributable to declines in sales and trading revenues of this company and certain restructuring costs incurred. As a result of an additional stock offering by MI Acquisitions Corporation in May 2000, the Company's equity position was diluted to a level, which no longer supported accounting for this investment under the equity method. Accordingly, the Company adopted the cost method to account for this privately owned company effective May 1, 2000.

The Company recognized equity earnings of $176,000 from its minority interest in a partnership which sold its operating assets (a strip shopping center) for a substantial gain. This minority interest is the result of venture capital operations of the Company prior to its reorganization and public offering in 1996.

Additionally, this segment realized other comprehensive income of $757,000, net of income taxes on unrealized appreciation of available for sale securities in 2000. Such unrealized appreciation is primarily attributable to two investments, Change Technology Partners, Inc. ("CTPI") and Southwest Capital Corporation "(Southwest"). As a result of past venture capital operations, the Company owned stock in these two corporations which were inactive entities that maintained SEC registration and were traded in the over the counter market. In the past year, CTPI entered into a securities purchase agreement with a venture capital company and Southwest entered into a securities purchase agreement with a broker and dealer of securities. As a result of these transactions, substantial stock price appreciation occurred and the Company recognized other comprehensive income of $806,000, net of deferred income tax liabilities of $537,000. Such other comprehensive income is a component of equity and is not recognized in the statement of operations.

Commercial Construction Segment:

Fiscal 2001 vs. 2000

This segment realized a pre-tax loss of $631,000 in 2001 as compared to $184,000 in 2000. The additional loss is primarily the result of $488,000 or 77% decline in gross profits on construction sales. The reduction in gross profits is attributable to a $1,905,000 or 32% decrease in construction sales, and a decrease in profit margins to 3.7% in 2001 from 10.7% in 2000. Sales decreased due to fewer large construction projects in 2001, which resulted in a comparable decrease in gross profits. However, gross profits and profit margins were further reduced by a $184,000 accrual of an estimated loss on a contract in process at September 30, 2001 as well as cost overruns on some projects during the year. Operating expenses were comparable between the periods.

Fiscal 2000 vs. 1999

The 2000 pre-tax loss was $184,000 as compared to $103,000 in 1999. Revenues from commercial construction operations totaled $5,960,000 in 2000, an increase of $2,772,000 or 87% over 1999. Such increase was attributable to increased tenant improvements and non-recurring specialty projects, as well as $966,000 attributable to veterinary clinic revenues generated through the August 1999 acquisition of TI. The increase in gross profits on construction sales was limited to $269,000 or 73% to $636,000, as gross profit margins were 10.6% in 2000 compared to 11.5% in 1999. This decline in profit margins was a result of cost overruns associated with two significant projects in 2000. The $269,000 increase in gross profits was more than offset by a $322,000 or 64% increase in operating expenses for 2000 which was primarily attributable to the acquisition and integration of TI. The other significant factor affecting operating results was a $28,000 reduction in other income.

Discontinued Operations

In June 2001, the Company sold its residential real estate brokerage operations in two separate transactions. Such brokerage operations operated under a franchise from Prudential Real Estate Affiliates, Inc. in Albuquerque, New Mexico and Phoenix, Arizona. The disposal of the Company's residential brokerage operations has been accounted for as discontinued operations.

Net proceeds from the sale of the residential brokerage operations totaled $4,101,000, resulting in a loss on disposal of $137,000 after income tax expense of $815,000. A loss of $705,000 relating to remaining costs in a leased office facility was also accrued in connection with this disposition of operations and is a component of the loss on disposal. The effective income tax rate on this disposal was affected by non-deductible goodwill. In addition, discontinued operations resulted in after tax losses of $713,000, $921,000 and $285,000 for the years ended September 30, 2001, 2000 and 1999 respectively.

Certain other financial information about these discontinued operations can be found in Note T to the consolidated financial statements presented in Item 8 of this Form 10-K.

Liquidity and Capital Resources

At September 30, 2001, the Company is in violation of the minimum net work covenant relating to its subordinated sinking fund notes with a principal balance of $3,350,000. Therefore, the Trustee or Noteholders have the right to deliver a Notice of Default to the Company. If Notice of Default is delivered and the violation is not cured within thirty days, the notes may be declared due and payable immediately. To cure this default, the Company would be required to raise capital of more than $600,000.

Additionally, the Company is in violation of the minimum net worth covenant relating to a $214,000 note payable to Wells Fargo Bank.

The Company has continued to make the scheduled debt service payments on the subordinated sinking fund notes and the principal balance of these notes was reduced to $2,550,000 in December 2001. If these obligations were declared immediately due and payable the Company's cash position and working capital would be adversely affected. If demand payment is required, management believes it will be able to satisfy the obligation and maintain adequate working capital for the Company's operations over the ensuing twelve months as follows:

1. Utilization of existing cash reserves.
2. Drawing additional funds available under existing construction loans.
3. Utilization of expected positive cash flow provided by operations.
4. Reducing operating expenses and other expenditures.
5. Securing funds from other lenders as may become available.

The Company's working capital consists primarily of cash, accounts receivable, and borrowings under construction advances and notes payable collateralized by inventory. Projections of future cash requirements are affected by numerous factors, including but not limited to, changes in customer receipts, consumer industry trends, sales volume, operating cost fluctuations, acquisitions of existing businesses and unplanned capital spending.

Cash and cash equivalents increased $1,671,000 or 89% to $3,547,000 at September 30, 2001. Such increase is primarily attributable to $4,101,000 in proceeds from the sale of the Company's residential real estate brokerage operations, as reduced by net cash used in operating activities of $781,000 and net cash used in financing activities of $1,346,000.

Accounts and notes receivable decreased to $1,060,000 or 60% providing cash flow of $1,610,000 during the year ended September 30, 2001. Such decrease was primarily attributable to collections of construction sales. Construction receivables tend to fluctuate significantly at times, depending upon current projects.

There were no material changes in borrowings under construction advances and notes payable collateralized by inventory. In the event of an increase in residential construction activity, it is anticipated that future borrowings would be made under available lending guidelines to meet the capital needs. Such borrowings are typically under separate construction loans for each home constructed with the underlying home pledged as collateral.

The ability of the Company to expand its business in recent years has been due in part to the addition of working capital from the public securities offering. The Company intends to continue to apply its capital resources to expand its business by establishing or acquiring complementary operations. It is expected that future cash needs will be financed by a combination of cash flows from operations, future advances under construction loans, and if needed, other financing or capital raising arrangements, which may become available to the Company.

The Company does not have any material commitments for capital expenditures for fiscal 2002.

Impact of Inflation

The Company's business is significantly affected by general economic conditions, particularly by inflation and its generally associated adverse effect on interest rates and the securities market.

Forward Looking Statements

Forward-looking statements in this report, including without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions, and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigations Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including without limitation, the following: (i) the Company's plans, strategies, objectives, expectations, and intentions are subject to change at any time at the discretion of the Company; (ii) the Company's plans and results of operations will be affected by the Company's ability to manage its growth and inventory; and (iii) other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company's primary market risk arises from its available for sale securities and its operations as a broker and dealer of securities, as it engages in proprietary trading and makes dealer markets in equity securities. Accordingly, the Company may maintain certain amounts of inventories in order to facilitate customer order flow. The Company may incur losses as a result of price movements in these inventories due to changes in interest rates, equity market pricing and other general economic factors over which it has no control. The Company manages its exposure to market risk by limiting its net long or short positions. Position limits are instituted for trading and inventory accounts and are monitored by management on an ongoing basis. The Company is also exposed to market risk as a result of providing credit to customers with margin accounts. The collateral maintained to support customer margin loans is subject to the factors described above. Management monitors such customers' credit standing on an ongoing basis.

The following table shows the values of the Company's securities owned ("long") and securities sold but not yet purchased ("short") positions as of September 30, 2001: (1)

Securities owned:	
Trading securities - corporate equities	$ 366,000
Investment securities - corporate equities and non-marketable securities	77,000
Available for sale securities	307,000
	$ 443,000
Securities sold but not yet purchased - corporate equities	$ 18,000

----

(1) Securities owned and securities sold but not yet purchased that are readily marketable are carried at quoted market values. Trading and investment securities not readily marketable are carried at fair market value as determined by management.

The Company's primary exposure to interest rate risk arises from interest earning assets held primarily for investment purposes and for deposits at clearing organizations and NASD reserve requirements. The Company mitigates this risk by holding high-grade government obligations with short-term maturities.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants

Shareholders
Realco, Inc.

We have audited the accompanying consolidated balance sheets of Realco, Inc. and Subsidiaries, as of September 30, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Realco, Inc. and Subsidiaries, as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

We have also audited Schedule II for each of the three years in the period ended September 30, 2001. In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information therein.

GRANT THORNTON LLP

Oklahoma City, Oklahoma
December 7, 2001

REALCO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30,

(Dollars in thousands)

	2001	2000
ASSETS		
Cash and cash equivalents	$ 3,547	$ 1,876
Restricted cash	481	269
Available for sale securities	307	1,578
Securities owned	443	-
Accounts and notes receivable, net	1,060	2,670
Costs and estimated earnings in excess of billings on uncompleted contracts	12	156
Inventories	10,835	10,462
Property and equipment - at cost, net	580	429
Investments - equity method	472	792
Investments - cost method	-	1,210
Costs in excess of net assets acquired, net	1,637	302
Net assets of discontinued operations	-	2,375
Other assets	1,083	1,412
	$ 20,457	$ 23,531
LIABILITIES		
Notes payable	$ 3,740	$ 4,464
Lease obligations	-	470
Construction advances and notes payable, collateralized by inventories	4,593	4,495
Accounts payable and accrued liabilities	3,410	3,296
Billings in excess of costs and estimated earnings on uncompleted contracts	41	231
Escrow funds held for others	481	269
Total liabilities	12,265	13,225
STOCKHOLDERS' EQUITY		
Preferred stock - authorized, 500,000 shares		
Series A - issued and outstanding, 79,969 shares in 2000, stated at liquidation value	-	799
Series B - issued and outstanding, 212,859 shares in 2000, stated at liquidation value	-	2,129
Series D - issued and outstanding, 484,000 shares in 2001, stated at liquidation value	2,087	-
Common stock - no par value; authorized, 50,000,000 shares; issued, 3,388,642 shares in 2001 and 2,924,038 shares in 2000	11,078	7,965
Accumulated deficit	(5,109)	(1,342)
Accumulated other comprehensive income	138	757
	8,194	10,308
Less common stock held in treasury - at cost, 700 shares	2	2
	8,192	10,306
	$ 20,457	$ 23,531

See accompanying notes.

REALCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended September 30,

(Dollars in thousands, except per share amounts)

	2001	2000	1999
REVENUES			
Real estate brokerage commissions and fees	$ 2,503	$ 1,481	$ 1,589
Securities brokerage commissions and fees	1,914	-	-
Construction sales	14,643	24,232	20,340
Sales of developed lots	1,900	2,948	2,363
Equity in net earnings of investees	394	400	545
Interest and other	539	385	821
	21,893	29,446	25,658
COSTS AND EXPENSES			
Cost of real estate brokerage revenue	1,549	854	925
Cost of securities brokerage revenue	1,746	-	-
Cost of construction sales	13,429	22,001	18,287
Cost of developed lots sold	1,497	2,172	1,746
Selling, general, administrative, and other	4,099	3,348	2,629
Depreciation and amortization	404	290	312
Interest	803	825	806
Loss on investments	1,548	-	-
	25,075	29,490	24,705
Earnings (loss) from continuing operations before income taxes	(3,182)	(44)	953
INCOME TAX EXPENSE (BENEFIT)	(265)	(31)	392
EARNINGS (LOSS) FROM CONTINUING OPERATIONS	(2,917)	(13)	561
DISCONTINUED OPERATIONS			
Loss from discontinued operations, net of income taxes	(713)	(921)	(285)
Loss on disposal, net of income taxes	(137)	-	-
NET EARNINGS (LOSS)	(3,767)	(934)	276
PREFERRED STOCK DIVIDEND REQUIREMENT (REDEMPTION BENEFIT) - NET	(2,027)	112	(4)
NET EARNINGS (LOSS) APPLICABLE TO COMMON SHARES	$ (1,740)	$ (1,046)	$ 280
BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE			
Earnings (loss) per common share from continuing operations	$ (.27)	$ (.04)	$ .20
Net earnings (loss) per common share	$ (.53)	$ (.36)	$ .10
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	3,279,607	2,900,015	2,774,609

See accompanying notes.

REALCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Years ended September 30, 2001, 2000, and 1999

(Dollars in thousands)

	Series A preferred stock 6% cumulative	Series B preferred stock 3% cumulative	Series D preferred stock	Common stock
Balance at October 1, 1998	$ 826	$ 2,129	$ 239	$ 7,712
Redemption of Series A preferred stock	(27)	-	-	-
Conversion of Series D preferred stock	-	-	(239)	239
Issuance of treasury stock in acquisition	-	-	-	(42)
Comprehensive income				
Net earnings	-	-	-	-
Other comprehensive income				
Unrealized gain on investments, net	-	-	-	-
Comprehensive income				
Balance at September 30, 1999	799	2,129	-	7,909
Purchase of common stock for treasury	-	-	-	-
Issuance of treasury stock	-	-	-	(8)
Issuance of common stock in acquisition	-	-	-	1,445
Cancellation of common stock acquired	-	-	-	(1,381)
Comprehensive loss				
Net loss	-	-	-	-
Other comprehensive income				
Unrealized gain on investments, net	-	-	-	-
Comprehensive loss				
Balance at September 30, 2000	799	2,129	-	7,965
Conversion of Series A and Series B preferred stock	(799)	(2,129)	-	2,928
Issuance of Series D preferred stock in acquisition	-	-	2,087	-
Issuance of warrants	-	-	-	185
Comprehensive loss				
Net loss	-	-	-	-
Other comprehensive loss				
Unrealized loss on investments, net	-	-	-	-
Comprehensive loss				
Balance at September 30, 2001	$ -	$ -	$ 2,087	$ 11,078

See accompanying notes.

REALCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY - CONTINUED
Years ended September 30, 2001, 2000, and 1999

(Dollars in thousands)

	Retained earnings (deficit)	Treasury stock	Accumulated other comprehensive income (loss)	Total
Balance at October 1, 1998	$ (684)	$ (224)	$ (27)	$ 9,971
Redemption of Series A preferred stock	-	-	-	(27)
Conversion of Series D preferred stock	-	-	-	-
Issuance of treasury stock in acquisition	-	193	-	151
Comprehensive income				
Net earnings	276	-	-	276
Other comprehensive income				
Unrealized gain on investments, net	-	-	27	27
Comprehensive income				303
Balance at September 30, 1999	(408)	(31)	-	10,398
Purchase of common stock for treasury	-	(12)	-	(12)
Issuance of treasury stock	-	41	-	33
Issuance of common stock in acquisition	-	-	-	1,445
Cancellation of common stock acquired	-	-	-	(1,381)
Comprehensive loss				
Net loss	(934)	-	-	(934)
Other comprehensive income				
Unrealized gain on investments, net	-	-	757	757
Comprehensive loss				(177)
Balance at September 30, 2000	(1,342)	(2)	757	10,306
Conversion of Series A and Series B preferred stock	-	-	-	-
Issuance of Series D preferred stock in acquisition	-	-	-	2,087
Issuance of warrants	-	-	-	185
Comprehensive loss				
Net loss	(3,767)	-	-	(3,767)
Other comprehensive loss				
Unrealized loss on investments, net	-	-	(619)	(619)
Comprehensive loss				(4,386)
Balance at September 30, 2001	$ (5,109)	$ (2)	$ 138	$ 8,192

See accompanying notes.

REALCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended September 30,

(Dollars in thousands)

	2001	2000	1999
Cash flows from operating activities			
Earnings (loss) from continuing operations	$ (2,917)	$ (13)	$ 561
Adjustments to reconcile earnings (loss) from continuing operations to net cash provided by (used in) continuing operations			
Depreciation and amortization	404	290	312
Accretion of discount on notes payable	219	42	49
Distributions in excess of earnings from investees (net earnings in excess of distributions)	320	(197)	126
Loss (gain) on sale of available for sale securities	203	(118)	(50)
Loss on sale of property and equipment	-	-	8
Provision for deferred income taxes	(284)	(31)	129
Impairment of cost method investment	1,210	-	-
Changes in operating assets and liabilities, net of effects from business acquisitions and discontinued operations			
Increase in restricted cash	(212)	(7)	(262)
Decrease in securities owned	13	-	-
Decrease (increase) in accounts receivable	1,657	(801)	154
(Increase) decrease in inventories	(373)	4,600	1,828
(Increase) decrease in net billings related to costs and estimated earnings on uncompleted contracts	(46)	557	(406)
Decrease (increase) in other assets	247	9	(262)
(Decrease) increase in accounts payable and accrued liabilities	(676)	(831)	798
Increase in escrow funds held for others	212	7	262
Net cash provided by (used in) continuing operations	(23)	3,507	3,247
Net cash provided by (used in) discontinued operations	(758)	(925)	406
Net cash provided by (used in) operating activities	(781)	2,582	3,653

See accompanying notes.

REALCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
Years ended September 30,

(Dollars in thousands)

	2001	2000	1999
Cash flows from investing activities			
Purchases of property and equipment	(296)	(420)	(634)
Proceeds from sale of property and equipment	-	271	5
Payments for businesses acquired	(256)	(853)	(455)
Advances on notes receivable	-	(157)	(578)
Receipts on notes receivable	35	272	1,449
Purchase of securities available for sale	(123)	(995)	(688)
Proceeds from securities available for sale	159	1,007	906
Purchase of equity method investments	-	-	(63)
Cash acquired in business acquisitions	178	47	-
Proceeds from sale of discontinued operations	4,101	-	-
Net cash provided by (used in) investing activities	3,798	(828)	(58)
Cash flows from financing activities			
Construction advances and notes, net	98	(2,402)	(2,297)
Payments on revolving, capital lease, and long-term debt	(2,344)	(1,198)	(1,391)
Proceeds from borrowings under revolving and long-term debt	900	13	20
Issuance of treasury stock	-	33	-
Purchase of treasury stock	-	(12)	-
Redemption of preferred stock	-	-	(27)
Net cash used in financing activities	(1,346)	(3,566)	(3,695)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,671	(1,812)	(100)
Cash and cash equivalents at beginning of year	1,876	3,688	3,788
Cash and cash equivalents at end of year	$ 3,547	$ 1,876	$ 3,688

Cash paid during the year for:

	2001	2000	1999
Income taxes	$ 19	$ -	$ -
Interest (net of amount capitalized)	816	902	1,002

See accompanying notes.

REALCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
Years ended September 30, 2001, 2000, and 1999

(Dollars in thousands)

Noncash financing and investing activities:

In March 2001, the Company acquired all the outstanding stock of Equity Securities Investments, Inc. in exchange for 484,000 shares of Series D preferred stock. In connection with this acquisition, liabilities were assumed as follows:

Fair value of assets acquired, including cash of $178	$ 2,372
Series D preferred stock issued	(2,087)
Liabilities assumed	$ 285

In 2000, the Company sold an office building for $165 which was leased back under market rental rates. Consideration received consisted of $135 in cash and a vacant lot valued at $130 as reduced by a liability assumed of $100. The resulting gain on sale of $42 is being amortized over the lease term.

In 2000, the Company purchased certain net assets and the real estate brokerage business of Farnsworth Realty & Management Company for $381. In connection with the purchase, liabilities were assumed as follows:

Fair value of assets acquired, including an office building	$ 410
Cash paid	(250)
Issuance of note payable	(131)
Liabilities assumed	$ 29

In 2000, the Company acquired all the outstanding stock of Financial Services Group, Inc. in exchange for 680,000 shares of Company common stock. In connection with this acquisition, liabilities were assumed as follows:

Fair value of assets acquired, including 650,000 shares of Realco common stock which were cancelled and cash of $47	$ 1,546
Stock issued	(1,445)
Liabilities assumed	$ 101

See accompanying notes.

REALCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
Years ended September 30, 2001, 2000 and 1999

(Dollars in thousands)

In 1999, the Company purchased the net assets and business of TI Construction, Inc. through the issuance of 67,000 shares of Company common stock held in treasury. In connection with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired	$ 753
Stock issued	(151)
Liabilities assumed	$ 602

In 1999, capital lease obligations of $731 were incurred when the Company entered into leases for office furniture and equipment.

See accompanying notes.

(Dollars in thousands, except per share amounts)

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES

Realco, Inc., a New Mexico corporation, and Subsidiaries (the Company) has operations which include single-family home construction; land development; commercial construction; and, to a lesser extent, commercial real estate brokerage services and financial services. Its operations and customers are primarily in the vicinity of Albuquerque, New Mexico.

On June 2, 2001, the Company sold its residential brokerage operations. Such brokerage operations operated under a franchise from Prudential Real Estate Affiliates, Inc. in Albuquerque, New Mexico and Phoenix, Arizona. The financial data related to these operations is accounted for as a discontinued operation for all periods presented.

The Company's accounting policies reflect industry practices and conform to accounting principles generally accepted in the United States of America. The more significant policies are briefly discussed below.

1. Principles of Consolidation

The consolidated financial statements include the accounts of Realco, Inc. and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

2. Revenue and Expense Recognition

The Company constructs single-family homes of short building duration for which minimal deposits are generally required from the buyer. Revenue is recognized upon closing. Estimated warranty costs are provided at the time of sale.

Revenues from significant commercial construction contracts are recognized on the percentage-of-completion method; accordingly, income is recognized in the ratio that costs incurred bear to estimated total costs. The aggregate of costs incurred and income recognized on uncompleted contracts in excess of related billings is shown as an asset, and the aggregate billings on uncompleted contracts in excess of related costs incurred and income recognized is shown as a liability. Certain short-term smaller commercial construction contracts are accounted for on the completed-contract method, which does not vary significantly from the percentage-of-completion basis of accounting. Contract costs include all direct material, subcontractor, supplies, and labor costs and those indirect costs relating to contract performance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability, and final contract settlements may result in revisions to cost and income and are recognized in the period in which the revisions are determined.

Brokerage commissions and fees earned from real estate brokerage services are recognized at the time of closing on the underlying real estate sales contracts.

(Dollars in thousands, except per share amounts)

Securities transactions with customers and the related commission income and expense are recorded on a settlement-date basis, generally the third business day following the transaction. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

Underwriting fees are recorded at the time underwriting is completed and the income is readily determinable. Underwriting fees totaled approximately $381 for the year ended September 30, 2001.

3. Cash, Cash Equivalents, and Restricted Cash

The Company considers money market accounts and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents in accounts which may not be federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

In the ordinary course of operations, the Company collects and holds in escrow funds associated with real estate contract deposits, construction sales contract deposits, and other escrowed funds. These balances are reflected as restricted cash with a corresponding liability.

4. Accounts and Notes Receivable

The Company reviews accounts and notes receivable for collectibility and provides reserves on specific accounts based upon whether the Company believes that the collection of a specific account is questionable.

The Company provides credit to its customers under ordinary trade terms. Receivables for real estate contracts are generally collateralized by the real estate.

5. Inventories

Inventories are carried at the lower of cost or estimated net realizable value and include all acquisition costs, direct labor and benefits, project interest, materials unique to or installed in the project, subcontractor cost, and a proportional overhead allocation charge.

6. Property and Equipment

Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives of three to ten years using straight-line and accelerated methods.

Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by these assets are less than the assets' carrying amount.

(Dollars in thousands, except per share amounts)

Assets acquired under capital leases are recorded at the lower of fair market value or the present value of future minimum lease payments. These leases are amortized on the straight-line method over the primary lease term or over estimated economic lives in the event ownership of the underlying assets transfers at the end of the lease term.

7. Income Taxes

Deferred income taxes are provided on temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future years. Deferred income tax assets or liabilities are determined by applying the presently enacted tax rates and laws.

The Company and its subsidiaries file consolidated income tax returns.

8. Earnings (Loss) Per Common Share

Earnings (loss) per common share is calculated based on the weighted average number of shares outstanding during the year. Conversion of convertible preferred stock, warrants, and options are antidilutive for all periods presented.

The following shows the amounts used in computing earnings (loss) per common share from continuing operations for the years ended September 30:

	2001	2000	1999
Earnings (loss) from continuing operations	$ (2,917)	$ (13)	$ 561
Less preferred stock dividend requirement (redemption benefit)	(2,027)	112	(4)
Earnings (loss) from continuing operations applicable to common shares	$ (890)	$ (125)	$ 565

9. Investments

Investments in affiliated companies and joint ventures owned 20% to 50% or which the Company is able to exercise significant influence over operations are accounted for on the equity method. Accordingly, the consolidated statements of operations include the Company's share of the affiliated entities' net operating results.

Investments in affiliated companies without readily determinable fair values, owned 20% or less, and where the Company does not exercise significant influence over operations are accounted for on the cost method.

(Dollars in thousands, except per share amounts)

10. Intangible Assets

Costs in excess of net assets of businesses acquired are being amortized using the straight-line method over 15 to 20 years. Accumulated amortization of costs in excess of net assets of businesses acquired was $183 and $107 at September 30, 2001 and 2000, respectively. See Note V for the new accounting pronouncement affecting amortization of intangible assets.

The Company assesses the recoverability of costs in excess of net assets of businesses acquired by determining whether the amortization of the asset balance over its remaining life can be recovered through the undiscounted future operating cash flows of the acquired operation. The amount of the impairment, if any, is measured based on projected discounted future operating cash flows.

11. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures; accordingly, actual results could differ from those estimates.

12. Stock Options

The Company applies APB Opinion 25 and related interpretations in accounting for its employee stock options. Accordingly, compensation expense is only recognized for grants of employee stock options which include an exercise price less than the market price of the stock at the date of the grant.

13. Advertising Costs

The Company expenses the cost of advertising the first time advertising takes place. Advertising expense for continuing operations for the years ended September 30, 2001, 2000, and 1999 was approximately $281, $381, and $340, respectively.

14. Other Comprehensive Income

Accumulated other comprehensive income consists solely of net unrealized investment gains (losses). Unrealized gain (loss) on investments consists of the following at September 30:

	2001	2000	1999
Unrealized gain (loss) on investments arising during the period	$ (822)	$ 875	$ -
Less reclassification adjustment for gains (losses) included in net earnings (loss)	(203)	118	(27)
Unrealized gain (loss) on investments, net	$ (619)	$ 757	$ 27

(Dollars in thousands, except per share amounts)

NOTE B - INVENTORIES

During the years ended September 30, 2001, 2000, and 1999, the Company incurred and capitalized interest costs of approximately $304, $379, and $363, respectively. Capitalized interest costs charged to cost of construction sales were approximately $215, $382, and $332 for the years ended September 30, 2001, 2000, and 1999, respectively.

Inventories consist of the following as of September 30:

	2001	2000
Land and improvements under development	$ 4,406	$ 6,717
Construction in progress	5,642	2,783
Model homes	787	962
	$ 10,835	$ 10,462

Construction in progress includes homes under contract of approximately $4,671 and $2,178 at September 30, 2001 and 2000, respectively.

NOTE C - COSTS AND BILLINGS ON UNCOMPLETED CONTRACTS

The following is a summary of significant commercial construction contracts accounted for on the percentage-of-completion method as of September 30:

	2001	2000
Costs incurred on uncompleted contracts	$ 575	$ 468
Estimated (loss) earnings	(170)	68
	405	536
Less billings to date	618	611
	$ (213)	$ (75)
Included in the accompanying consolidated balance sheets under the following captions		
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 12	$ 156
Billings in excess of costs and estimated earnings on uncompleted contracts	(41)	(231)
Accounts payable and accrued liabilities - provision for losses on uncompleted contracts	(184)	-
	$ (213)	$ (75)

(Dollars in thousands, except per share amounts)

NOTE D - INVESTMENTS

The following is a summary of investments carried on the equity method as of September 30:

	2001	2000
PHS Mortgage, 49.99% limited partner interest	$ 132	$ 335
Success Venture, 50% interest	249	76
Other	91	381
	$ 472	$ 792

Effective May 1, 2000, the Company adopted the cost method of accounting for its investment in Miller & Schroeder, Inc., formerly MI Acquisition Corporation (MSI). Prior to May 1, 2000, the Company had an 11% ownership in MSI and the Company's President held a seat on the Board of Directors, which allowed the Company to exercise significant influence over operating and financial policies of MSI. In May 2000, MSI issued additional stock and the Company's ownership was reduced to approximately 9%. In addition, it was determined that the Company's President would not serve on the Board subsequent to December 31, 2000. Since the Company's ability to exercise significant influence over operational and financial matters was reduced, the Company adopted the cost method of accounting for this investment.

In July 2001, the shareholders of MSI voted to accept a proposal to sell the operations and substantially all of the assets of MSI to an employee group. MSI has informed its shareholders that based upon the terms of this proposal, it is likely that no assets will be available for distribution to the shareholders. As a result, the Company fully impaired its investment in MSI, through a charge to operations of $1,210 which is reflected in loss on investments in the accompanying financial statements.

The Company has participated in certain land development and residential construction projects under separate joint venture agreements. The Company's liability is joint and several for such joint ventures and its 50% share in the operations is reported on the equity method in the accompanying financial statements.

REALCO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2001, 2000, and 1999

(Dollars in thousands, except per share amounts)

Summarized financial information of certain investments carried on the equity method is as follows:

As of and for the year ended September 30, 2001

	PHS Mortgage	Success Venture
Cash	$ 12	$ 26
Other assets	1,107	2,227
	$ 1,119	$ 2,253
Liabilities	$ 484	$ 1,755
Equity	635	498
	$ 1,119	$ 2,253
Revenue earned	$ 1,211	$ 3,247
Net earnings	$ 447	$ 233

As of and for the year ended September 30, 2000

	PHS Mortgage	Success Venture
Cash	$ -	$ 39
Other assets	988	1,398
	$ 988	$ 1,437
Liabilities	$ 260	$ 1,285
Equity	728	152
	$ 988	$ 1,437
Revenue earned	$ 1,270	$ -
Net earnings (loss)	$ 503	$ (58)

(Dollars in thousands, except per share amounts)

As of and for the year ended September 30, 1999

	MSI	PHS Mortgage	Success Venture
Cash	$ 6,954	$ 78	$ 39
Other assets	62,503	504	171
	$ 69,457	$ 582	$ 210
Liabilities	$ 58,552	$ 24	$ -
Equity	10,905	558	210
	$ 69,457	$ 582	$ 210
Revenue earned	$ 34,501	$ 1,599	$ 110
Net earnings	$ 1,223	$ 767	$ 43

NOTE E - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities carried at quoted market values. Trading and investment securities not readily marketable are carried at fair value as determined by management. Securities sold, not yet purchased, are included in accounts payable and accrued liabilities in the accompanying financial statements. Unrealized gains and losses are included in operations. The securities are as follows at September 30, 2001:

Securities owned	
Trading securities - corporate equities	$ 366
Investment securities - corporate equities and nonmarketable securities	77
	$ 443
Securities sold, not yet purchased	$ 18

REALCO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2001, 2000, and 1999

(Dollars in thousands, except per share amounts)

NOTE F - ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable include the following at September 30:

	2001	2000
Brokerage commissions and fees receivable	$ 37	$ 516
Construction sales receivable	685	1,678
Receivable from clearing organization	189	-
Other advances and receivables	287	539
	1,198	2,733
Less allowance for doubtful accounts	138	63
	$ 1,060	$ 2,670

NOTE G - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30:

	2001	2000
Office equipment, furniture, and fixtures	$ 1,553	$ 1,125
Leasehold improvements	71	40
Automobiles and equipment	185	134
	1,809	1,299
Less accumulated depreciation and amortization	1,229	870
	$ 580	$ 429

(Dollars in thousands, except per share amounts)

NOTE H - DEBT

Debt consisted of the following at September 30:

	2001	2000
Subordinated sinking fund notes, 9.5% interest payable annually, principal payable at various dates through December 2003 (less $45 and $79 unamortized discount at September 30, 2001 and 2000, respectively, based on imputed interest rate of 10.5%) (A)	$ 3,305	$ 4,071
Construction and development advances; collateralized by inventories (A)(B)	4,195	2,447
Notes payable; collateralized by inventories (A)(C)	398	2,048
Note payable to Wells Fargo Bank; collateralized by investee common stock owned by the Company, due in semiannual installments of $36 plus interest at 1% over the bank's prime rate, through July 2004 (A)	214	286
Subordinated note payable to related party, 10% interest, due June 30, 2002	200	-
Other notes payable	21	107
	$ 8,333	$ 8,959

(A) Subordinated sinking fund notes, certain construction and development advances and certain notes payable are subject to various covenants, some of which include minimum net worth requirements, cash flow coverage requirements, limitations on dividends, and limitations on debt.

(B) Construction and development advances collateralized by inventories include amounts outstanding under construction loan agreements with three lenders (four in 2000) and buyer-financed loans. Such advances are payable upon the earlier of closing or twelve months. Each home to be built requires a separate loan agreement with interest ranging from prime to prime plus 1% (prime to prime plus 1.5% in 2000). The prime lending rate was 6% and 9.5% at September 30, 2001 and 2000, respectively.

(C) Notes payable collateralized by inventories include amounts outstanding on loan agreements expiring through April 2002, with variable interest rates at the banks' prime rates plus 1% (.5% to 1.5% in 2000) (prime rate was 6% and 9.5% at September 30, 2001 and 2000, respectively) and fixed interest rates of 9% (7.25% or 9% in 2000), with minimum quarterly principal takedown requirements totaling $181 or as properties are sold.

(Dollars in thousands, except per share amounts)

At September 30, 2001, the Company is in violation of the minimum net worth covenant relating to the subordinated sinking fund notes. Therefore, the trustee or noteholders have the right to deliver a Notice of Default to the Company. If Notice of Default is delivered and the violation is not cured within 30 days, the notes may be declared due and payable immediately. To cure this default, the Company would be required to raise capital of more than $600.

Additionally, at September 30, 2001, the Company is in violation of the minimum net worth covenant relating to a $214 note payable to Wells Fargo Bank.

The Company has continued to make the scheduled debt service payments on the subordinated sinking fund notes and the principal balance of these notes was reduced to $2,550 in December 2001. Management believes if these obligations were declared immediately due and payable the Company's cash position and working capital would be adversely affected but the Company would be able to satisfy the obligations and maintain adequate working capital for the Company's operations for a reasonable period of time.

Aggregate future maturities of debt, reflecting the subordinated sinking fund notes and the note payable to Wells Fargo Bank as maturing in 2002, are as follows at September 30, 2001:

Year ending September 30	
2002	$ 8,366
2003	8
2004	4
	8,378
Less amount representing discount on debt	45
	$ 8,333

NOTE I - INCOME TAXES

Income tax expense (benefit) on earnings (loss) from continuing operations consists of the following for the years ended September 30:

	2001	2000	1999
Current	$ 19	$ -	$ 263
Deferred	(284)	(31)	129
	$ (265)	$ (31)	$ 392

(Dollars in thousands, except per share amounts)

The Company's effective income tax rate on earnings (loss) from continuing operations differed from the federal statutory rate of 34% as follows:

	2001	2000	1999
Income taxes at federal statutory rate	$ (1,082)	$ (15)	$ 324
Increase (decrease) in valuation allowance	938	(51)	(113)
Nondeductible expenses	53	24	13
State income taxes at statutory rate	(191)	(2)	57
Adjustment of estimated income tax liability of prior year	8	10	127
Other	9	3	(16)
Total tax provision	$ (265)	$ (31)	$ 392

Components of deferred taxes are as follows at September 30:

	2001	2000
Assets		
Inventories	$ -	$ 26
Accrued liabilities	499	137
Investments	530	117
Tax loss carryforward	394	638
Contributions carryforward	-	7
Valuation allowance	(1,098)	(160)
	$ 325	$ 765
Liabilities		
Investments	$ 260	$ 719
Property and equipment	65	46
	$ 325	$ 765

A valuation allowance for deferred tax assets is required when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation allowance, including amounts associated with discontinued operations, increased $938 and $52 for the years ended September 30, 2001 and 2000, respectively.

At September 30, 2001, the Company has net operating loss carryforwards for tax purposes of approximately $985 which will begin to expire in 2020.

(Dollars in thousands, except per share amounts)

NOTE J - LEASES

The Company leases certain office facilities and equipment used in its operations under operating leases expiring at various dates through 2009 and provide for payments as follows:

Year ending September 30	
2002	$ 650
2003	621
2004	503
2005	325
2006	206
Thereafter	153
	$ 2,458

Certain facilities are subleased under leases which expire in 2004. Total future minimum sublease rentals amount to $392 at September 30, 2001.

Rental expense from continuing operations for the years ended September 30 is as follows:

	2001	2000	1999
Minimum rentals	$ 432	$ 164	$ 139
Sublease rentals	(9)	(5)	(25)
	$ 423	$ 159	$ 114

Certain leases relating to rental expense of approximately $6, $130, and $42 for the years ended September 30, 2001, 2000, and 1999, respectively, are with related parties.

As described in Note T, the Company sold its residential brokerage operations, resulting in a leased office facility no longer being used for operating purposes. Minimum future rental payments under this operating lease, which expires August 2009 are as follows:

Year ending September 30	
2002	$ 445
2003	445
2004	445
2005	445
2006	445
Thereafter	1,299
	$ 3,524

(Dollars in thousands, except per share amounts)

This facility is sublet under an agreement expiring in May 2002, which provides for rental payments based upon a percentage of tenant revenues. Rental receipts were $70 in 2001.

In connection with this facility, the Company recorded an estimated loss of $705 relating to its remaining costs in the facility, including leasehold improvements and remaining rental payments, reduced by sublease income. Sublease income has been estimated based on the existing sublease and on management's estimate of probable future sublease income which is predicated on current economic conditions. Adverse changes in economic conditions could negatively affect management's estimate of probable future sublease income which could result in the Company recognizing additional losses on this facility.

NOTE K - BUSINESS COMBINATIONS

Effective March 1, 2001, the Company acquired all the outstanding stock of Equity Securities Investments, Inc. (ESI) in exchange for 484,000 shares of newly created Series D preferred stock. The total cost of the acquisition, $2,087, was based on the fair value of the Company's common stock in to which the Series D preferred stock is convertible. ESI is primarily engaged in a single line of business as a securities broker-dealer.

The Company acquired certain net assets and the residential brokerage operations of Farnsworth Realty & Management Company (Farnsworth) effective January 1, 2000. The acquisition included a cash payment of $250, a note payable of up to $150, and the assumption of $29 in liabilities. These net assets and brokerage operations were subsequently sold. See Note T.

The Company acquired Financial Services Group, Inc. (FSG), a financial services company controlled by the Company's President and Chief Executive Officer, effective June 1, 2000. This acquisition was made through the issuance of 680,000 shares of Company common stock. Assets acquired included 650,000 shares of Company common stock which were immediately cancelled.

The Company acquired certain net assets and the operations of TI Construction, Inc. (TI), a commercial construction contractor which specializes in constructing veterinary clinics, effective August 1, 1999. This acquisition was made through the issuance of 67,000 shares of Company common stock held in treasury.

These business combinations have been accounted for using the purchase method of accounting and the accompanying consolidated financial statements include the operations of these entities subsequent to the date of acquisition. Initial costs in excess of the net assets acquired were approximately $1,508.

During the years ended September 30, 2001 and 2000, contingent payments of $256 and $552, respectively, were made for past acquisitions which related to discontinued operations. See Note T.

(Dollars in thousands, except per share amounts)

The following summarized pro forma unaudited information assumes the acquisition of TI and FSG occurred on October 1, 1998, and the acquisition of ESI occurred on October 1, 1999:

	Years ended September 30,		
	2001	2000	1999
Revenues from continuing operations	$ 23,463	$ 32,662	$ 30,296
Earnings (loss) from continuing operations	$ (3,296)	$ (145)	$ 585
Basic and diluted earnings (loss) from continuing operations per common share (1)	$ (.97)	$ (.12)	$ .21

(1) Excludes effects of redemption benefit associated with redemption of Series A and B preferred stock.

NOTE L - SEGMENT INFORMATION

The Company operates in the following segments: residential construction and land development, commercial real estate broker, commercial construction, and financial services. Information concerning the Company's business segments as of and for the years ended September 30 is as follows:

	2001	2000	1999
Revenues			
Residential construction and land development	$ 12,487	$ 21,220	$ 19,515
Commercial real estate broker	2,503	1,481	1,589
Financial services	2,432	642	677
Commercial construction	4,056	5,960	3,188
Interest and other			
Sales to unaffiliated customers	415	143	689
Intersegment sales	582	731	646
Eliminations	(582)	(731)	(646)
Total	$ 21,893	$ 29,446	$ 25,658
Operating profit (loss)			
Residential construction and land development	$ 448	$ 1,130	$ 1,237
Commercial real estate broker	169	(72)	72
Financial services	(2,067)	(186)	147
Commercial construction	(608)	(155)	(91)
Depreciation and amortization	(404)	(290)	(312)
Interest and other	(720)	(471)	(100)
Total	$ (3,182)	$ (44)	$ 953

(Dollars in thousands, except per share amounts)

	2001	2000	1999
Assets			
Residential construction and land development	$ 12,976	$ 12,924	
Commercial real estate broker	270	367	
Financial services	2,469	1,980	
Commercial construction	557	1,073	
Identifiable assets	16,272	16,344	
Equity investments	92	361	
Corporate assets	4,093	4,451	
Net assets of discontinued operations	-	2,375	
Total	$ 20,457	$ 23,531	
Depreciation and amortization			
Residential construction and land development	$ 78	$ 100	$ 127
Commercial real estate broker	58	51	50
Financial services	135	-	-
Commercial construction	23	25	22
Other	110	114	113
Total	$ 404	$ 290	$ 312
Capital expenditures			
Residential construction and land development	$ 35	$ 34	$ 90
Commercial real estate broker	10	67	10
Financial services	53	-	-
Commercial construction	36	29	17
Discontinued operations	139	284	475
Other	23	6	42
Total	$ 296	$ 420	$ 634

Operating profit consists of total revenues, less costs and expenses, including interest expense allocated to the financial services segment, but does not include unallocated interest expense, other income, net equity in earnings of certain investees, loss on sale of equipment, or income taxes. Identifiable assets are those assets used in the Company's operations in each area. Other assets include cash and cash equivalents, available for sale securities, certain investments accounted for under the equity and cost method, and capitalized debt issuance costs.

(Dollars in thousands, except per share amounts)

NOTE M - COMMITMENTS AND CONTINGENCIES

In December 2001, the Company was named as a defendant in a lawsuit in the District Court for Hennepin County, Minnesota. The plaintiffs are certain institutional and individual customers of Miller & Schroeder Financial, Inc. (MSF), a broker-dealer. The lawsuit was commenced against MSF, Miller & Schroeder, Inc. (MSI), the parent corporation of MSF, and certain officers, directors, and shareholders of MSI who are alleged to be controlling persons of MSI and MSF. The Company is a shareholder of MSI. James A. Arias, the Company's Chief Executive Officer, is also named as a defendant. Mr. Arias served as a director of MSI during the period covered by the plaintiffs' complaint. The plaintiffs, on their own behalf and on behalf of a class of investors they seek to represent, are seeking rescission or compensatory damages with respect to debentures issued by United Homes, Inc. and purchased by the plaintiffs from or through MSF. The plaintiffs assert numerous claims against MSF and the other defendants, including claims based on negligence, negligent misrepresentation, common law fraud, and violations of the Minnesota Securities Act, the Minnesota Consumer Fraud Act, the U.S. Securities Act of 1933, and the Minnesota Uniform Fraudulent Transfer Act. The Company and Mr. Arias have not yet answered the complaint, but intend to defend the lawsuit vigorously. At present, the Company is unable to predict the outcome of this litigation or any exposure to loss the Company may ultimately incur.

The Company is engaged in other legal proceedings incidental to its normal business activities. Management of the Company does not believe that the outcome of each such proceeding or all of them combined will have a material adverse effect on the Company or its consolidated financial position or operations.

In connection with the Company's acquisition of ESI, the Company entered into three-year employment agreements with two executive officers. The agreements provide that each will receive an annual salary of $150 per year. If the Company terminates either officer without "cause" (as defined in their employment agreements), or if either officer terminates his employment for "good reason" (as defined in their employment agreements), then such officer will receive severance payments equal to his base salary for the remainder of the term of his employment agreement and will also be entitled to continue his medical insurance coverage for himself and his family at the Company's expense.

NOTE N - STOCK AND WARRANTS

In December 2000, all outstanding Series A and Series B preferred stock of the Company was redeemed in a negotiated transaction for 464,804 shares of common stock. The excess carrying value of the preferred stock, including cumulative undeclared dividends, over the fair value of the common stock given was approximately $2,180, which is reflected as a redemption benefit in the consolidated statement of operations for the year ended September 30, 2001. Each Series A preferred share was entitled to one shareholder vote and dividends when declared and paid at a 6% cumulative rate. Each Series B preferred share was entitled to one shareholder vote and dividends when declared and paid at a 3% cumulative rate. Series A and B preferred shares were entitled to a liquidation preference of $10 per share.

(Dollars in thousands, except per share amounts)

The 484,000 shares of Series D preferred stock issued in March 2001 were converted to 1,452,000 shares of common stock in November 2001 as a result of shareholder approval. Each share of Series D preferred stock was entitled to one shareholder vote, a liquidation preference of $4.3125, and cash dividends at a rate of $.135 per quarter when declared and paid. Preferred stock dividends in arrears for this Series D was $153 at September 30, 2001.

In 1999, 2,600 shares of Series A voting preferred stock were redeemed based upon the $10 per share liquidation value and 23,919 shares of Series D voting preferred stock were redeemed for 47,838 shares of common stock. The excess carrying value of the Series D preferred stock over the fair value of the common stock given was approximately $116 which is reflected as a negative return in the preferred stock dividend requirement in the consolidated statements of operations.

As a result of its past public offering of certain debt and equity securities, 850,000 warrants to purchase Company common stock at $8.40 per share were issued. These warrants became immediately exercisable upon closing of the offering and were originally scheduled to expire February 1, 2001. In December 2000, the Board of Directors approved a modification to the 690,000 detachable warrants associated with the debt offering, which extended the expiration to February 1, 2003. Additionally, in April 2001, the Board of Directors approved a change in the exercise price of the outstanding warrants of the Company from $8.40 per share to $4.20 per share. At September 30, 2001, these 690,000 warrants remain outstanding. No modifications were made to the 160,000 warrants issued to the underwriter; as such, these warrants expired on February 1, 2001.

In connection with a debt financing arrangement in December 2000, the Company issued 100,000 detachable, unregistered warrants to purchase common stock at $1.80 per share. These warrants became immediately exercisable upon closing of the related loan and expire December 14, 2005. The estimated fair value of the warrants, $185, was recorded as a discount on debt. Amortization of this discount was charged to operations in 2001 as the loan was repaid in full prior to September 30, 2001.

During 2000 the Company amended its articles of incorporation to increase the authorized common shares to 50,000,000.

(Dollars in thousands, except per share amounts)

NOTE O - STOCK OPTIONS

The Company has an employee incentive stock plan for certain key employees. Options currently outstanding under the plan become exercisable one year from the date of the grant and expire five years after the date of the grant. These options are exercisable at not less than the market value of the Company's stock on the date of the grant. Accordingly, no compensation cost has been recognized for these options. Had compensation cost for these options been determined based on the fair value of the options at the grant dates consistent with the method of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", the Company's net earnings (loss) and earnings (loss) per common share would have been the following pro forma amounts for the years ended September 30:

	2001	2000	1999
Net earnings (loss) applicable to common shares			
As reported	$ (1,740)	$ (1,046)	$ 280
Pro forma	(1,833)	(1,114)	202
Earnings (loss) per share			
As reported	$ (.53)	$ (.36)	$ .10
Pro forma	(.56)	(.38)	.07

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 2001, 2000, and 1999, respectively: dividend yield was estimated to remain at zero for all years; expected volatility of 66% for 2001, 60% for 2000, and 58% for 1999; risk-free interest rates of 5%, 6.7%, and 5.5%, respectively; and an expected life of five years for all years.

The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(Dollars in thousands, except per share amounts)

A summary of the status of the Company's fixed stock options as of September 30 and changes during the years then ended is presented below:

	2001		2000		1999	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	205,000	$ 3.09	195,000	$ 3.21	100,000	$ 3.38
Granted	65,000	3.00	25,000	2.40	105,000	3.06
Forfeited	(85,000)	3.17	(15,000)	3.45	(10,000)	3.38
Outstanding at end of year	185,000	3.02	205,000	$ 3.09	195,000	$ 3.21
Options exercisable at year end	120,000	3.04	180,000	$ 3.19		
Weighted-average fair value of options granted during the year		$ 1.39		$ 1.01		$ 1.18

The following information applies to options outstanding at September 30, 2001:

Number outstanding	185,000
Range of exercise prices	$2.40 to $3.45
Weighted average exercise price	$3.02
Weighted average remaining contractual life	3 years

During 2001, the Company extended the expiration of certain key employees' options to February 28, 2006. At the modification date the intrinsic value of the affected options was nominal and no compensation cost was recognized.

The Company records proceeds from the exercise of stock options, plus income tax benefits, if any, as additions to common stock.

NOTE P - NET CAPITAL REQUIREMENTS OF SUBSIDIARY

The Company's securities broker-dealer subsidiary is subject to the Securities and Exchange Commission's (the Commission) Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2001, the subsidiary had net capital of $320, which was $70 in excess of its required net capital of $250. The subsidiary's net capital ratio was .935 to 1. The subsidiary is exempt from Rule 15c3-3 of the Commission. Therefore, the subsidiary is not required to make periodic computations of reserve requirements for the exclusive benefit of customers.

(Dollars in thousands, except per share amounts)

NOTE Q - FINANCIAL INSTRUMENTS

The following table includes various estimated fair value information which pertains to the Company's financial instruments and does not purport to represent the aggregate net fair value of the Company. The carrying amounts in the table below are the amounts at which the financial instruments are reported in the consolidated financial statements.

Except securities owned, all of the Company's financial instruments are held for purposes other than trading.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

1. Cash, Cash Equivalents, and Restricted Cash - The carrying amount approximates fair value because of the short maturity and highly liquid nature of those instruments.

2. Floating Rate Notes Receivable - The carrying amount approximates fair value because interest rates adjust to market rates.

3. Available For Sale Securities and Securities Owned - Fair values of marketable securities are based on quoted market prices. Fair values of securities not readily marketable are estimated by management.

4. Fixed Rate Debt - The discounted amount of future cash flows using the Company's current incremental rate of borrowings for similar liabilities is used to estimate fair value.

5. Floating Rate Debt - The carrying amount approximates fair value because interest rates adjust to market rates.

The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

	2001		2000	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets				
Cash, cash equivalents, and restricted cash*	$ 4,028	$ 4,028	$ 2,217	$ 2,217
Floating rate notes receivable	-	-	35	35
Available for sale securities	307	307	1,578	1,578
Securities owned	443	443	-	-
Financial liabilities				
Fixed rate debt	(3,772)	(3,869)	(5,550)	(5,457)
Floating rate debt	(4,561)	(4,561)	(3,409)	(3,409)

* Includes financial instruments relating to the residential real estate brokerage operations recorded in net assets of discontinued operations as of September 30, 2000.

(Dollars in thousands, except per share amounts)

NOTE R - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, ESI's customer activities involve the execution, settlement, and financing of various customer securities and options transactions. These activities may expose ESI to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. ESI clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, ESI is liable to the clearing firm for the transactions of its customers. These activities may expose ESI to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations.

Customer securities transactions are recorded on a settlement-date basis, which is generally three business days after the trade date. ESI is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case ESI may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

ESI's customer securities activities are transacted on either a cash or margin basis. ESI seeks to control the risks associated with its customer market activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. ESI monitors required margin levels daily and, pursuant to such guidelines, requires that customers deposit additional collateral, or reduce margin positions, when necessary.

ESI carries securities sold but not yet purchased (short sales) at market value for financial statement purposes. Due to market fluctuations, the amount necessary to acquire and deliver securities sold but not yet purchased may become greater than the obligation already recorded on the financial statements.

NOTE S - NON-RECURRING ITEMS

During 1998, the Company committed to close four real estate brokerage branch offices and re-establish those offices in a single, strategically located facility. As a result of this commitment, the Company incurred charges of $273 related to lease abandonments. Of the $273 initial charge relating to lease abandonments, $136 was utilized through 2000, a $108 revision of estimate was recorded in 2000, and $23 was utilized in 2001, resulting in an accrued liability of $6 at September 30, 2001, which represents the anticipated present value of future obligations for abandoned facilities. These charges were incurred on operations included in discontinued operations. See Note T.

(Dollars in thousands, except per share amounts)

NOTE T - DISCONTINUED OPERATIONS

On June 2, 2001, the Company sold its residential real estate brokerage operations in two separate transactions. Such brokerage operations operated under a franchisee from Prudential Real Estate Affiliates, Inc. in Albuquerque, New Mexico and Phoenix, Arizona. Net proceeds from the sale totaled $4,101.

The disposal of the Company's residential brokerage operations has been accounted for as discontinued operations and, accordingly, the related net assets sold have been segregated in the September 30, 2000 consolidated balance sheet, and the related operating results are segregated and reported as discontinued operations in the accompanying consolidated statements of operations and cash flows for all periods presented.

Information relating to the discontinued operations of the Company's residential brokerage operations as of and for the years ended September 30 is as follows:

	2001	2000	1999
Revenues	$ 18,905	$ 26,561	$ 24,126
Loss from operations before income taxes	$ (830)	$ (1,278)	$ (517)
Income tax benefit	(117)	(357)	(232)
Loss from discontinued operations	$ (713)	$ (921)	$ (285)
Loss per common share from discontinued operations - basic and diluted	$ (.22)	$ (.32)	$ (.10)
Gain on disposal before income taxes	$ 678		
Income tax expense	(815)		
Loss on disposal	$ (137)		
Loss per common share on disposal of discontinued operations - basic and diluted	$ (.04)		

(Dollars in thousands, except per share amounts)

	2001	2000	1999
Assets			
Restricted cash		$ 72	
Property and equipment, net		591	
Cost in excess of net assets acquired, net		1,823	
Total assets		2,486	
Liabilities			
Lease obligations		39	
Escrow funds held for others		72	
Total liabilities		111	
Net assets		$ 2,375	

NOTE U - RELATED PARTY TRANSACTIONS

In 2000, the independent directors of the Company approved an arrangement whereby an executive officer was permitted to build up to ten speculative homes personally in conjunction with Charter Building & Development Corp. (Charter), the Company's residential construction subsidiary. Such homes were constructed and marketed as Charter homes under a fee arrangement providing for Charter to receive 5% of direct construction costs as a construction management fee and 1% as warranty reserve. Additionally, the Company retains sales commissions on such homes. As a result of this arrangement, revenues of $145 and $191 were recognized by the Company for the years ended September 30, 2001 and 2000, respectively, which consisted of sales of developed lots and fee revenue.

At September 30, 2001, ESI owes an executive officer $400 under advance and subordinated loan arrangements for working capital advances. These arrangements generally bear interest at rates ranging from 8% to 10% and are due within one year.

NOTE V - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". These standards prohibit the application of the pooling of interests method of accounting for business combinations effective June 30, 2001 and require companies to stop amortizing existing goodwill and intangible assets with indefinite lives. In addition, any goodwill or indefinite life intangible assets acquired after July 1, 2001 would not be amortized. Under the new rules, companies would only adjust the carrying amount of goodwill or indefinite life intangible assets for impairment. The Company recorded $79, $22, and $22 of amortization expense for continuing operations related to goodwill for the years ended September 30, 2001, 2000, and 1999, respectively.

(Dollars in thousands, except per share amounts)

NOTE W - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for years ended September 30, 2001 and 2000. The financial data relating to the residential brokerage operations is accounted for as discontinued operations for all periods presented.

	2001			
	Three months ended			
	December 31	March 31	June 30	September 30
Revenues	$ 5,806	$ 5,142	$ 5,602	$ 5,343
Costs and expenses	5,886	5,354	7,181	6,654
Loss from continuing operations before income taxes	(80)	(212)	(1,579)	(1,311)
Income tax expense (benefit)	299	126	(575)*	(115)
Net loss from continuing operations	(379)	(338)	(1,004)	(1,196)
Discontinued operations				
Loss from discontinued operations, net of income taxes	(494)	(140)	(79)	-
Loss on disposal of discontinued operations, net of income taxes	-	-	(137)*	-
Net loss	$ (873)	$ (478)	$(1,220)	$ (1,196)
Basic and diluted earnings (loss) per common share	$ .44	$ (.16)	$ (.38)	$ (.35)

* The income tax benefit relating to continuing operations and the loss on disposal of discontinued operations, net of income taxes, differs from amounts previously reported in the Company's quarterly report because of a revision of the income tax allocation.

(Dollars in thousands, except per share amounts)

	2000			
	Three months ended			
	December 31	March 31	June 30	September 30
Revenues	$ 8,536	$ 6,368	$ 6,947	$ 7,595
Costs and expenses	8,658	6,404	6,899	7,529
Earnings (loss) from continuing operations before income taxes	(122)	(36)	48	66
Income tax expense (benefit)	16	43	165	(255)
Net earnings (loss) from continuing operations	(138)	(79)	(117)	321
Discontinued operations				
Earnings (loss) from discontinued operations, net of income taxes	(295)	(395)	(95)	(136)
Net earnings (loss)	$ (433)	$ (474)	$ (212)	$ 185
Basic and diluted earnings (loss) per common share	$ (.16)	$ (.17)	$ (.08)	$ .05

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

PART III

ITEM 10: DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The following table and Background Experience sets forth information with respect to the Directors and certain Executive Officers. Such information was furnished to the Company by such persons.

Name	Age	Positions with Company	Director Since
James A. Arias	63	Director, President and Chief Executive Officer of Realco	1983
Martin S. Orland	68	Director	1997
Laurence S. Zipkin	61	Director, Chairman of the Board and Vice President of Realco; Vice President of Equity Securities Investments, Inc., a subsidiary of Realco	2001
Edward S. Adams	38	Director, Vice President of Realco; Chief Executive Officer and President of Equity Securities Investments, Inc., a subsidiary of Realco	2001
Alan R. Woinski	36	Director	2001
Brad J. Buscher	45	Director	2001
Gregory E. Spitzer	38	Director	2001

Business Experience

JAMES A. ARIAS has served as Realco's President, Chief Executive Officer and a Director since its formation in September 1983. From 1975 to September of 1983, he was a partner of James Bentley & Associates, a financial consulting and real estate syndication firm in Albuquerque, New Mexico, which was merged into and became a division of Financial Services Group, Inc., a New Mexico corporation, of which Mr. Arias was the President and a controlling shareholder. On June 1, 2000, Realco acquired Financial Services Group in an exchange of shares. Since 1984, Mr. Arias has served as Manager of Masters Coverage Corp., N.M., an insurance broker in Albuquerque, New Mexico, which during the 1999 fiscal year became a 49.99% subsidiary of Realco. From June 1995 until March 2000, he has served as interim sole director of Arinco Computer Systems Inc., a publicly traded New Mexico corporation which underwent a reverse merger transaction in March 2000 and now operates as Change Technology Partners, Inc., a publicly traded Delaware corporation.

MARTIN S. ORLAND has served as a director of Realco since 1997. Mr. Orland is currently self-employed, providing consulting and advisory services. He retired January 1, 1997 as an employee of Fortis, Inc., where he served as President of Fortis Private Capital, Inc., a private venture capital investment business in New York, New York. During the same period, Mr. Orland was the Executive Vice President of Fortis Advisors, Inc., a corporation that made investments in commercial real estate and mortgages. Each of these corporations is a subsidiary of Fortis, Inc., which is a subsidiary of a Dutch holding company. Mr. Orland is also a director of four privately owned companies.

LAURENCE S. ZIPKIN was elected to Realco's Board in March 2001. Mr. Zipkin has been a shareholder and Vice President of Equity Securities Investments, Inc. ("Equity") and its predecessor since 1987. Equity, a Minneapolis based broker dealer and a member of the National Association of Security Dealers, was acquired by Realco in March 2001 and became a wholly-owned subsidiary of Realco. Prior to joining Equity, Mr. Zipkin was a principal in Flower City, a chain of retail stores throughout the Midwest. He sold his interest in 1987 when he began his association with Equity. Mr. Zipkin is also the President and Chairman of the Board of Southwest Capital Corp., a public company. Mr. Zipkin attended the University of Pennsylvania at the Wharton School of Finance.

EDWARD S. ADAMS was elected to Realco's Board in March 2001. He has been the Chief Executive Officer, President and Treasurer of Equity since December 1999. Equity became a wholly-owned subsidiary of Realco in March 2001. Mr. Adams is also a director of VirtualFund.com, Inc., a Minnesota public company. In addition to his duties at Equity, Mr. Adams is the Howard E. Buhse Professor of Finance and Law at the University of Minnesota Law School where he specializes in commercial, corporate and securities law. Mr. Adams earned his B.A. degree, magna cum laude, from Knox College, where he was a member of Phi Beta Kappa. In the fall of 1984, he studied at the University of Freiburg in West Germany as a European Studies and NATO Conference Scholar. Mr. Adams received his J.D. degree, cum laude, from the University of Chicago Law School in 1988, where he was Managing Editor of the University of Chicago Law Review. Following graduation, Mr. Adams clerked for Judge J. Harvie Wilkinson III of the United States Court of Appeals for the Fourth Circuit. In 1997, Mr. Adams earned his M.B.A. with the highest honors from the Carlson School of Management at the University of Minnesota. He practiced law with Latham & Watkins in Chicago before joining the University of Minnesota Law School faculty in 1993. Mr. Adams was a Visiting Professor at Albany Law School of Union University. He is the author of sixteen books and over thirty law review articles in the areas of corporate finance, corporations, securities and commercial law.

ALAN WOINSKI was elected to Realco's Board in November 2001. Mr. Woinski is the President, Chief Financial Officer and a Director of Casino Journal Publishing Group, Inc., a Nevada public company, since 1998. Prior to that he was the Chief Executive Officer and Chairman of Gaming Venture Corp., U.S.A., which was acquired by Casino Journal Publishing Group, Inc. in April 1998. Casino Journal Publishing Group is a publisher of consumer publications focusing on the gambling industry. Mr. Woinski also served as the Vice President of A&E Printing Co. from 1986 until 1994 and as the President from 1994 until joining Gaming Venture Corp. in 1995. From 1992 until 1995, Mr. Woinski served as the President of Lucky Management Corp., an investment advisory firm that held interests in a variety of businesses, including printing and real estate. Mr. Woinski represented Lucky Management Corp. as advisor to the Monitrend Gaming and Leisure Mutual Fund from October 1993 until December 1994 and was the Portfolio Manager of the High Rollers Investment Partnership from December 1992 until October 1993.

BRAD J. BUSCHER was elected to Realco's Board in November 2001. Mr. Buscher has been Chairman of the Board and Chief Executive Officer of Mercury Waste Solutions, Inc. since its inception in 1996. Mr. Buscher has also been the Chairman and Chief Executive Officer of Bankers American Capital Corp., a privately held merchant banking company, since 1993. From 1981 to 1994, Mr. Buscher was President and Chief Executive Officer of American Bancshares, a multi-bank holding company. From 1986 to 1994, Mr. Buscher was also Chief Executive Officer of American Banks, a subsidiary of American Bancshares. Mr. Buscher also served as Chief Executive Officer of Eagle Insurance Agencies, Inc., a full line property, casualty, life, health and crop insurance agency, from 1987 to 1994. From 1993 to the present, Mr. Buscher has served as the managing general partner of BRB Development, LLC, a commercial and retail land development company.

GREGORY E. SPITZER was elected to Realco's Board in November 2001. Mr. Spitzer is a partner in Kirkland & Ellis' Commercial Real Estate Practice Group. He has been practicing law at Kirkland & Ellis since 1993. His broad base of experience includes representation of public and private companies in all aspects of commercial real estate acquisition and dispositions, development, leasing, financing and transaction structuring matters. Mr. Spitzer has particular expertise in the areas of commercial lending work and structured financing, including synthetic leasing, sale leaseback and leverage lease transactions. From 1998 to 2000, Mr. Spitzer was an Adjunct Professor of Law at the University of Minnesota School of Law where he taught Real Estate Transactions. Mr. Spitzer received his J.D. from Northwestern University School of Law in 1989 and a B.S. in finance from the University of Illinois - Urbana - Champaign in 1985. Mr. Spitzer is also a Certified Public Accountant.

Family relationships

None of the Directors or Executive Officers of the Company are related (as first cousins or closer) by blood, marriage or adoption.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers to file with the Securities and Exchange Commission reports of ownership and changes in ownership of the Company's Common Stock, and the Company is required to identify any of those persons who fail to file such reports on a timely basis. To the Company's knowledge, all such persons filed in a timely manner all such reports for fiscal year 2001.

ITEM 11: EXECUTIVE COMPENSATION.

The following table sets forth certain information regarding compensation earned or awarded to the Company's executive officers during the Company's last three completed fiscal years ended September 30, 2001, 2000 and 1999. No other executive officer of the Company received compensation in excess of $100,000 during each of the three years ended September 30, 2001.

	Annual Compensation			Long-Term Compensation	
Name and Principal Position	Year	Salary	Bonus	Securities Underlying Options(#)	(1) All Other Compensation
James A. Arias, President and Chief Executive Officer(2)	2001	$107,550	$ -	25,000	$ 1,500
	2000	98,900	100,000	-	1,500
	1999	93,000	4,000	-	1,500
Bill E. Hooten, Executive Vice President(3)	2001	100,800	-	-	-
	2000	120,000	-	-	-
	1999	120,000	-	-	-

---

(1) Amounts indicated represent contributions by Realco to its 401(k) Profit Sharing Plan on behalf of the named individuals.

(2) The Company pays Mr. Arias a monthly base salary, which increases annually at the rate of 6% per annum as a cost of living adjustment. In addition, Mr. Arias is to be paid an allowable bonus equal to 10% of pre-tax earnings in excess of $400,000 during any fiscal year. Mr. Arias received a non-cash bonus of $100,000 which was accrued by Financial Services Group, Inc. prior to the acquisition of this company in 2000. Such accrued bonus was satisfied with certain assets of Financial Services Group, Inc. which existed at the date of acquisition, thereby resulting in no expense or negative cash flow to the Company.

(3) Mr. Hooten resigned as Executive Vice President in December 2000, but continues to serve the Company's residential construction operations. Phyllis S. Hooten, the wife of Bill E. Hooten, is employed by the Company as an interior designer. She has been paid $9,000 per year during the fiscal years ended 2001, 2000 and 1999. None of this compensation paid or furnished to Mrs. Hooten is included in the totals of the compensation paid to Mr. Hooten.

Option Grants

During 2001 the Company granted certain of its directors and executive officers options under its Key Employee Incentive Stock Option Plan as follows:

Option/SAR Grants in Last Fiscal Year

Individual grants				
Name	Number of Securities Underlying Option/SARs Granted(#)	Percent of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date
James A. Arias	25,000	38%	$ 3.00	02/21/06

Option/SAR Grants in Last Fiscal Year (continued)

	Grant Date Present Value *
James A. Arias	$ 34,750

---

* The fair value of the option grant is estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions: dividend yield rate of zero, expected volatility of 66%, risk free interest rate of 5% and an expected life of five years.

Option Exercises and Year End Values

The table below sets forth, certain information regarding the value of options held by certain Directors and Executive Officers at September 30, 2001. There were no options exercised by the Directors or Executive Officers during the fiscal year ended September 30, 2001.

Aggregated Option Fiscal Year End Values

	Number of Securities Underlying Unexercised Options/SARs at September 30, 2001		Value of Unexercised In-the-Money Options/SARs at September 30, 2001	
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
James A. Arias	-	25,000	$ -	$ -

Employment Agreements

In connection with the Company's acquisition of ESI, the Company entered into three-year employment agreements with each of Messrs. Zipkin and Adams. The agreements provide that each will receive an annual salary of $150,000 per year. If the Company terminates either Mr. Zipkin or Mr. Adams without "cause" (as defined in their employment agreements), or if either Mr. Zipkin or Mr. Adams terminates his employment for "good reason" (as defined in their employment agreements), then such person shall receive severance payments equal to his base salary for the remainder of the term of his employment agreement and will also be entitled to continue his medical insurance coverage for himself and his family at the Company's expense.

Compensation of Directors

Directors are not currently paid a fee or other compensation for serving as Directors. However, the Company reimburses each Director for all out of pocket expenses incurred to attend meetings and grants them options to purchase Company common stock from time to time under its 1997 Key Employee Incentive Stock Option Plan.

Compensation Committee Interlocks and Insider Participation

Other than Mr. Arias, none of the members of the Compensation Committee has been an officer or employee of the Company and there are no interlocking relationships between our compensation committee or executive officers and the board of directors, compensation committee or the executive officers of any other company. Mr. Arias, the only executive officer of the Company who serves on the Compensation Committee, abstains from voting on compensation matters affecting his compensation.

Price Performance Graph

The following graph compares the total cumulative return of the Company's Common Stock with the S&P SmallCap 600 Index, the S&P Services (Commercial and Consumer) Index and the S&P Homebuilding Index. The total cumulative return for each period is based on the investment of $100 on September 30, 1996, assuming compounded daily returns and the reinvestment of all dividends.



Realco
S&P Smallcap 600 Index
S&P Services Index
S&P Homebuilding Index
$250
$200
$150
$100
$50
$0
9/30/96
9/30/97
9/30/98
9/30/99
9/30/00
9/30/01

	Company Common Stock	S&P SmallCap 600 Index	S&P Services (Commercial and Consumer) Index	S&P Homebuilding Index
September 30, 1996	100	100	100	100
September 30, 1997	103	137	116	149
September 30, 1998	56	116	100	167
September 30, 1999	65	136	94	141
September 30, 2000	45	169	68	177
September 30, 2001	57	171	84	180

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information regarding beneficial ownership of Realco's Voting Shares as of January 8, 2002 by (a) each person known to Realco to beneficially own more than five percent (5%) of the Voting Shares, (b) each director of Realco, (c) each named executive officer in Item 11 (d) all directors, nominees and executive officers of Realco as a group.

Except as otherwise indicated below, to the knowledge of Realco, each shareholder has sole voting and investment power over the shares beneficially owned, except to the extent authority is shared by spouses under applicable law.

Name and Address	Number of Shares Beneficially Owned (1)	Percent of Voting Shares
Laurence S. Zipkin 701 Xenia Ave. S, Suite 130 Minneapolis, Minnesota 55416	1,235,222	25.0%
Edward S. Adams 701 Xenia Ave. S, Suite 130 Minneapolis, Minnesota 55416	456,428	9.4%
Bill E. Hooten 1650 University Blvd. NE, Suite 5-100 Albuquerque, New Mexico 87102	429,704	8.9%
Joseph Zerger Revocable Trust 1550 East Oakland Blvd. Fort Lauderdale, FL 33334	340,000	7.0%
James A. Arias	239,200	4.9%
Brad J. Buscher	0	*
Martin S. Orland	26,650	*
Gregory E. Spitzer	0	*
Alan Woinski	0	*
All directors and executive officers as a group (7 persons)	1,957,500	39.3%

----

* Less than 1%

(1) Includes the following number of shares that could be purchased under stock options or warrants exercisable within 60 days of January 8, 2002: Mr. Zipkin, 95,000 shares; Mr. Arias, 25,000 shares; Mr. Orland, 25,000 shares; and all directors, nominees and executive officers as a group, 145,000 shares.

(2) Includes 337,871 shares held in a revocable trust of which he and his wife are trustees and 91,833 shares held in an individual retirement account.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

In 2000, the Independent Directors of the Company approved an arrangement whereby Mr. Bill E. Hooten was permitted to build up to ten speculative homes personally in conjunction with Charter, the Company's residential construction subsidiary. Such homes were constructed and marketed as Charter homes under a fee arrangement providing for Charter to receive 5% of direct construction costs as a construction management fee and 1% as warranty reserve. Additionally, the Company retains sales commissions on such homes.

While the Company foregoes its normal gross profit on homes under this arrangement, as offset by the aforementioned fees, this program was deemed to be in the Company's best interests due to existing debt reduction requirements on certain lot inventory and lot purchase commitments, which may not be met based upon the Company's current levels of construction activity. This arrangement allows the Company to better meet such takedown requirements without assuming the additional risk associated with committing additional working capital to speculative homes. As a result of this arrangement, revenues of $145,000 and $191,000 were recognized by the Company for the years ended September 30, 2001 and 2000, respectively, which consisted of sales of developed lots and fees revenue.

ESI owes Laurence S. Zipkin $400,000 under subordinated loan agreements for working capital advances. This amount consists of a $200,000 subordinated note bearing interest at 10% due June 30, 2002 and a $200,000 subordinated note bearing interest at 8% due November 30, 2002.

Any future transactions with officers, directors or 5% beneficial shareholders are intended to be on terms no less favorable to the Company or its affiliates than could be obtained from unaffiliated third parties and will be approved by a majority of the independent outside members of the Company's Board of Directors who do not have an interest in the transaction.

PART IV

ITEM 14: EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) Documents filed as part of this report:

(1) The financial statements filed as part of this report are included in Item 8.

(2) The financial statement schedule required to be filed as part of this report consists of Schedule II Valuation and Qualifying Accounts appearing at the end of this Item.

(3) The following exhibits are filed as part of or incorporated by reference into this report:

EXHIBIT NUMBER		DESCRIPTION OF EXHIBIT
2.1		Agreement and Plan of Merger dated as of February 28, 2001, among Equity Securities Investments, Inc., Realco, Inc. and ESI Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Form 8K/A filed on March 16, 2001)
3.1		Articles of Incorporation, as amended (incorporated by reference to Exhibits 3.1, 3.2 and 3.3 to the Company's Registration Statement on Form S-B2 (Registration Statement No. 33-98740-D))
3.2		Certificate of Designation of Relative Rights and Preferences of Series "D" Preferred Shares of Realco, Inc. (incorporated by reference to Exhibit 4.1 to the Company's Form 8K/A filed on March 16, 2001)
3.3		Bylaws, as amended (incorporated by reference to Exhibit 3.4 to the Company's Registration Statement on Form S-B2 (Registration Statement No. 33-98740-D))
4.1		Form of Warrant Agreement (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-B2 (Registration Statement No. 33-98740-D))
4.2		Form of Indenture associated with 9.5% Subordinated Promissory Notes Due December 15, 2003 (incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-B2 (Registration Statement No. 33-98740-D))
10.1	*	Realco, Inc. 1997 Employee Incentive Stock Plan, as amended (incorporated by reference to Exhibit 99 to the Company's Schedule 14A, Preliminary Proxy Materials, filed on August 13, 2001)
10.2	*	Employment Agreement dated February 28, 2001, between the Company and Laurence S. Zipkin (filed herewith)
10.3	*	Employment Agreement dated February 28, 2001, between the Company and Edward S. Adams (filed herewith)
21.1		Subsidiaries of the Registrant (filed herewith)

* Management contract or compensatory plan.

(b) Reports on Form 8-K:

The Registrant filed Form 8-K dated August 28, 2001 during the quarter ended September 30, 2001 reporting matters under Item 5, Other Events, and including restated consolidated financial statements of the Company reflecting the sale of the Company's residential real estate brokerage operations.

(c) The exhibits listed under Item 14 (a) (3) are filed herewith or incorporated by reference.

(d) Financial statement schedules:

(1) The financial statement schedule listed under Item 14(a)(3) is filed herewith.

Schedule II - Valuation and Qualifying Accounts:

(Dollars in thousands)

	Balance at beginning of year	Charged to expense	Deductions	Balance at end of year
Year ended September 30, 2001:				
Allowance for doubtful accounts	$ 63	$ 176	$ 102	$ 137
Construction inventory impairment	65	-	65	-
Year ended September 30, 2000:				
Allowance for doubtful accounts	$ 25	$ 46	$ 8	$ 63
Construction inventory impairment	180	-	115	65
Year ended September 30, 1999:				
Allowance for doubtful accounts	$ 25	$ 54	$ 54	$ 25
Construction inventory impairment	270	-	90	180

SIGNATURES:

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALCO, INC.

Date: January 10, 2002

By: /s/ JAMES A. ARIAS

James A. Arias, President and Chief Executive Officer (Principal Executive and Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JAMES A. ARIAS James A. Arias	President, Chief Executive Officer and Director	January 10, 2002
/s/ LAURENCE S. ZIPKIN Laurence S. Zipkin	Chairman of the Board and Vice President	January 10, 2002
/s/ EDWARD S. ADAMS Edward S. Adams	Vice President and Director	January 10, 2002
/s/ MARTIN S. ORLAND Martin S. Orland	Director	January 10, 2002
/s/ ALAN R. WOINSKI Alan R. Woinski	Director	January 10, 2002
Brad Buscher	Director	January 10, 2002
/s/ GREGORY E. SPITZER Gregory E. Spitzer	Director	January 10, 2002

(This page has been left blank intentionally)

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 10-Q

(Mark One)

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934

For the transition period from ---------- to---------

Commission file number: 0-27552

REALCO, INC.

(Exact name of Registrant as specified in its charter)

New Mexico	85-0316176
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1650 University Blvd., N.E., Suite 5-100, Albuquerque, New Mexico 87102

(Address of principal executive offices) (Zip code)

(505) 242-4561

(Registrant's telephone number, including area code)

Not applicable

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by the Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes XX No

As of February 12, 2002 the Company had approximately 4,841,000 shares outstanding of its no par value common stock, the Company's only class of common stock.

PART I. FINANCIAL INFORMATION

Item 1. FINANCIAL STATEMENTS

REALCO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	December 31, 2001 (unaudited)	September 30, 2001
ASSETS		
Cash and cash equivalents	$ 2,103	$ 3,547
Restricted cash	349	481
Available for sale securities	244	307
Securities owned	208	443
Accounts and notes receivable, net	2,976	1,060
Costs and estimated earnings in excess of billings on uncompleted contracts	16	12
Inventories	9,805	10,835
Property & equipment - at cost, net	535	580
Investments - equity method	544	472
Goodwill	1,637	1,637
Other assets	1,085	1,083
	$ 19,502	$ 20,457
LIABILITIES		
Notes payable	$ 2,921	$ 3,740
Construction advances and notes payable, collateralized by inventories	4,101	4,593
Accounts payable and accrued liabilities	3,694	3,410
Billings in excess of cost and estimated earnings on uncompleted contracts	111	41
Escrow funds held for others	349	481
Total liabilities	11,176	12,265
STOCKHOLDERS' EQUITY		
Preferred stock - authorized, 500,000 shares Series D - issued and outstanding, none and 484,000 shares, stated at liquidation value	-	2,087
Common stock - no par value; authorized, 50,000,000 shares; issued 4,840,642 and 3,388,642 shares	13,165	11,078
Accumulated deficit	(4,937)	(5,109)
Accumulated other comprehensive income	100	138
	8,328	8,194
Less 700 shares common stock held in treasury - at cost	2	2
	8,326	8,192
	$ 19,502	$ 20,457

See accompanying notes.

REALCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Three months ended December 31,
(Dollars in thousands, except per share amounts)

	(unaudited) 2001	2000
REVENUES		
Real estate brokerage commissions and fees	$ 178	$ 723
Securities brokerage commissions and fees	1,779	-
Construction sales	6,649	4,685
Sales of developed lots	738	294
Equity in net earnings of investees	71	81
Interest and other, net	179	23
	9,594	5,806
COSTS AND EXPENSES		
Cost of real estate brokerage revenue	89	468
Cost of securities brokerage revenue	1,490	-
Cost of construction sales	5,632	4,147
Cost of developed lots sold	570	240
Selling, general, administrative and other	1,372	790
Depreciation and amortization	128	66
Interest	116	175
	9,397	5,886
Earnings (loss) from continuing operations before income taxes	197	(80)
INCOME TAX EXPENSE	25	299
EARNINGS (LOSS) FROM CONTINUING OPERATIONS	172	(379)
DISCONTINUED OPERATIONS		
Loss from discontinued operations, net of income taxes	-	(494)
NET EARNINGS (LOSS)	172	(873)
PREFERRED STOCK DIVIDEND REQUIREMENT (NEGATIVE RETURN) - NET	(154)	(2,180)
NET EARNINGS APPLICABLE TO COMMON SHARES	$ 326	$ 1,307
EARNINGS (LOSS) PER COMMON SHARE		
Earnings per common share from continuing operations - basic	$ .08	$ .61
Net earnings per common share - basic	$ .08	$ .44
Earnings (loss) per common share from continuing operations - diluted	$ .04	$ (.11)
Net earnings (loss) per common share - diluted	$ .04	$ (.26)

See accompanying notes.

REALCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Three months ended December 31,
(Dollars in thousands)

	(unaudited) 2001	2000
Cash flows from operating activities		
Earnings (loss) from continuing operations	$ 172	$ (379)
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided by continuing operations		
Depreciation and amortization	128	66
Accretion of discount on notes payable	8	25
Net distributions in excess of earnings of investees (earnings in excess of distributions)	(72)	38
Provision for deferred income taxes	25	299
Realized loss on available for sale securities	-	34
Change in operating assets and liabilities, net of effects from business acquisitions and discontinued operations		
Decrease in restricted cash	132	38
Decrease in securities owned	235	-
(Increase) decrease in receivables	(1,916)	756
Decrease in inventories	1,030	864
Change in net billings related to costs and estimated earnings on uncompleted contracts	66	(337)
Increase in other assets	(58)	(111)
Decrease in escrow funds held for others	(132)	(38)
Increase (decrease) in accounts payable and accrued liabilities	484	(422)
Net cash provided by continuing operations	102	833
Net cash used in discontinued operations	-	(350)
Net cash provided by operating activities	102	483
Cash flows from investing activities		
Purchases of property and equipment	(27)	(104)
Receipts on notes receivable	-	35
Purchase of available for sale securities	-	(38)
Proceeds from available for sale securities	-	59
Net cash used in investing activities	(27)	(48)
Cash flows from financing activities		
Construction advances and notes, net	(492)	(781)
Proceeds from borrowings under revolving and long term debt	-	900
Payments on capital lease obligations and long term debt	(1,027)	(882)
Net cash used in financing activities	(1,519)	(765)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,444)	(328)
Cash and cash equivalents at beginning of period	3,547	1,876
Cash and cash equivalents at end of period	$ 2,103	$ 1,548

See accompanying notes.

NOTE A - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Realco, Inc. and its wholly owned subsidiaries have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions of Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended December 31, 2001 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2002. For further information refer to the financial statements and footnotes included in the company's annual report on Form 10-K for the year ended September 30, 2001.

On June 2, 2001, the Company sold its residential brokerage operations. Such brokerage operations operated under a franchise from Prudential Real Estate Affiliates, Inc. in Albuquerque, New Mexico and Phoenix, Arizona. The financial data related to these operations is accounted for as a discontinued operation for all periods presented.

1. Principles of Consolidation:

The consolidated financial statements include the accounts of Realco, Inc. and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

2. Earnings (Loss) Per Common Share:

Earnings (loss) per common share is calculated based on the weighted average number of shares outstanding during the year. Stock options and warrants are antidilutive for all periods presented.

The following shows the amounts used in computing earnings (loss) per common share for the three months ended December 31:

	2001	2000
Earnings (loss) from continuing operations	$ 172,000	$ (379,000)
Preferred stock - negative return	154,000	2,180,000
Earnings (loss) from continuing operations applicable to common shares used for basic earnings per share	326,000	1,801,000
Effect of dilutive convertible preferred stock - negative return	(154,000)	(2,180,000)
Earnings (loss) from continuing operations applicable to common shares used for diluted earnings per share	$ 172,000	$ (379,000)
Weighted average number of common shares outstanding used for basic earnings per share	3,892,985	2,964,308
Effect of dilutive convertible preferred stock	946,957	424,394
Weighted average number of common shares outstanding used for diluted earnings per share	4,839,942	3,388,702

3. Debt:

At December 31, 2001, the Company was in violation of the minimum net worth covenant relating to its subordinated sinking fund notes with a principal balance of $2,550,000. Therefore, the trustee or noteholders have the right to deliver a Notice of Default to the Company. If Notice of Default is delivered and the violation is not cured within 30 days, the notes may be declared due and payable immediately. At December 31, 2001, the Company would be required to raise capital of more than $310,000 to cure this default.

The Company has continued to make the scheduled debt service payments on the subordinated sinking fund notes. Management believes if these obligations were declared immediately due and payable the Company's cash position and working capital would be adversely affected but the Company would be able to satisfy the obligations and maintain adequate working capital for the Company's operations for a reasonable period of time.

4. Other Comprehensive Earnings (Loss):

Total comprehensive earnings (loss) for the quarters ended December 31, 2001 and 2000 was $134,000 and $(1,322,000), respectively.

5. Stockholders' Equity:

During the quarter ended December 31, 2000, all the then outstanding preferred stock of the Company was converted into 464,804 shares of common stock. The excess carrying value of the preferred stock, including cumulative undeclared dividends, over the fair value of the common stock given was approximately $2,180,000, which is reflected as a negative return on preferred stock for determining earnings applicable to common shares in the statement of operations for the quarter ended December 31, 2000.

On December 20, 2001, the Company issued 1,452,000 shares of its Common Stock upon the conversion of 484,000 shares of its Series "D" Preferred Stock. The Series "D" Preferred Stock was issued on March 1, 2001, pursuant to the terms of a merger in which the Company acquired Equity Securities Investments, Inc. ("ESI"). The Series "D" Preferred Stock was not initially convertible into Common Stock. However, the terms of the Series "D" Preferred Stock provided that each share would automatically be converted into three shares of Common Stock if the shareholders of the Company approved such conversion, and that the conversion, if approved, would occur automatically on the twenty-first (21st) day following the date on which the shareholders approved the conversion. The Company agreed in the merger agreement to ask its shareholders to approve the conversion and, at the Annual Meeting of Shareholders of the Company held on November 29, 2001, the shareholders voted upon and approved the conversion of the Series "D" Preferred Stock into Common Stock. In connection with this conversion, Preferred Stock dividends in arrears of $211,000 at the date of conversion were waived by the shareholders. The elimination of these dividends, net of dividends incurred during the quarter ended December 31, 2001 is reflected as a negative return on preferred stock for determining earnings applicable to common shares in the statement of operations.

6. Segment Information:

The Company operates in the following segments: commercial real estate broker, residential construction and land development, commercial construction, and financial services. Information concerning the Company's business segments for the quarter ended December 31 is as follows:

	2001	2000
Revenues		
Commercial real estate broker	$ 178,000	$ 723,000
Residential construction and land development	6,535,000	3,609,000
Commercial construction	851,000	1,370,000
Financial services	1,929,000	36,000
Interest and other		
Sales to unaffiliated customers	101,000	68,000
Intersegment sales	65,000	191,000
Eliminations	(65,000)	(191,000)
Total	$ 9,594,000	$ 5,806,000
Earnings (loss) from continuing operations before taxes		
Commercial real estate broker	$ (159,000)	$ 17,000
Residential construction and land development	685,000	71,000
Commercial construction	31,000	6,000
Financial services	(360,000)	(68,000)
Unallocated general corporate expenses	-	(106,000)
Earnings (loss) from continuing operations before taxes	$ 197,000	$ (80,000)

7. Income Taxes:

For the quarters ended December 31, 2001 and 2000, the Company's effective income tax rate differed from the federal statutory rate due to changes in the valuation allowance for deferred tax assets.

8. New Accounting Pronouncements:

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". These standards prohibit the application of the pooling of interests method of accounting for business combinations effective June 30, 2001 and require companies to stop amortizing existing goodwill and intangible assets with indefinite lives. Under the new rules, companies would only adjust the carrying amount of goodwill or indefinite life intangible assets upon an impairment of the goodwill or indefinite life intangible assets. The Company adopted these standards effective October 1, 2001 and as such, has not recorded any amortization of goodwill during the quarter ended December 31, 2001.

Initial adoption of these standards will require that the first step of a goodwill impairment test be completed by March 31, 2002 and that if the carrying amount of the net assets of a reporting unit (including goodwill) exceeds the fair value of that reporting unit, the second step of the transitional goodwill impairment test must be completed as soon as possible, but no later than September 30, 2002. The effect, if any, these impairment tests will have on the Company's financial position or results of operations is not yet known.

The following reconciles reported net earnings (loss) and related per share amounts to amounts that would have been presented exclusive of amortization expense recognized for goodwill that is no longer being amortized:

	Three months ended December 31, 2000
Net loss	$ (873,000)
Goodwill amortization	44,000
Adjusted net loss	$ (829,000)
Net earnings per share - basic	
Reported net earnings	$ .44
Goodwill amortization	.02
Adjusted net earnings	$ .46
Net loss per share - diluted	
Reported net loss	$ (.26)
Goodwill amortization	.02
Adjusted net loss	$ (.24)

SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", (SFAS 144) is effective for the Company for the fiscal year beginning October 1, 2002, and addresses accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business." SFAS 144 retains the fundamental provisions of SFAS No. 121 and expands the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The Company estimates that the new standard will not have a material effect on its financial statements but is still in the evaluation process.

9. Contingencies:

In connection with the Company's disposition of its residential brokerage operations, a leased office facility is no longer being used for operating purposes. This facility is sublet under an agreement expiring in May 2002, which provides for rental payments based upon a percentage of tenant revenues.

In connection with the disposition, the Company recorded an estimated loss relating to its remaining costs in the facility, including leasehold improvements and remaining rental payments, reduced by sublease income. Sublease income has been estimated based on the existing sublease and on management's estimate of probable future sublease income which is predicated on current economic conditions. Adverse changes in economic conditions could negatively affect management's estimate of probable future sublease income which could result in the Company recognizing additional losses on this facility.

In December 2001, the Company was named as a defendant in a lawsuit in the District Court for Hennepin County, Minnesota. The plaintiffs are certain institutional and individual customers of Miller & Schroeder Financial, Inc. (MSF), a broker-dealer. The lawsuit was commenced against MSF, Miller & Schroeder, Inc. (MSI), the parent corporation of MSF, and certain officers, directors, and shareholders of MSI who are alleged to be controlling persons of MSI and MSF. The Company is a shareholder of MSI. James A. Arias, the Company's Chief Executive Officer, is also named as a defendant. Mr. Arias served as a director of MSI during the period covered by the plaintiffs' complaint. The plaintiffs, on their own behalf and on behalf of a class of investors they seek to represent, are seeking rescission or compensatory damages with respect to debentures issued by United Homes, Inc. and purchased by the plaintiffs from or through MSF. The plaintiffs assert numerous claims against MSF and the other defendants, including claims based on negligence, negligent misrepresentation, common law fraud, and violations of the Minnesota Securities Act, the Minnesota Consumer Fraud Act, the U.S. Securities Act of 1933, and the Minnesota Uniform Fraudulent Transfer Act. In January 2002, the Company and Mr. Arias filed a motion to dismiss the lawsuit with respect to them. The hearing on the motion is scheduled for March 2002. If they are not dismissed from the lawsuit, the Company and Mr. Arias intend to defend the lawsuit vigorously. At present, the Company is unable to predict the outcome of this litigation or any exposure to loss.

10. Discontinued Operations:

On June 2, 2001, the Company sold its residential real estate brokerage operations. Certain information with respect to the discontinued operations of the Company's residential real estate brokerage is as follows:

	Three months ended December 31, 2000
Revenues	$ 6,043,000
Loss from discontinued operations	$ (494,000)
Loss per common share from discontinued operations - basic	$ (.17)
Loss per common share from discontinued operations - diluted	$ (.15)

Item 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview of Continuing Operations

Based upon the various lines of business in which the Company is engaged, it has defined the following operating segments for purposes of financial accounting and reporting: Commercial Real Estate Brokerage Segment, Residential Construction and Land Development Segment, Commercial Construction Segment, and Financial Services Segment.

The Company's continuing operations are primarily within the metropolitan areas of Albuquerque, New Mexico and Minneapolis, Minnesota.

For the Quarter Ended December 31, 2001

The Company experienced pre-tax earnings of $197,000 from continuing operations for the quarter ended December 31, 2001 compared to a pre-tax loss of $80,000 for the same period in fiscal 2001. The primary component of current quarter pre-tax earnings is $716,000 in pre-tax earnings from the construction and land development segments.

Total revenues increased $3,788,000 or 65% for the quarter ended December 31, 2001 compared to revenues for the same period in fiscal 2001. Construction sales increased $2,407,000 or 48%, which was offset partially by a decrease in brokerage commissions and fees of $545,000 or 75%. Financial services revenues increased to $1,893,000, the primary component for the increase was brokerage commissions and fees derived from the March 1, 2001 acquisition of Equity Securities Investments, Inc. (ESI), the Company's securities brokerage subsidiary. Gross profits on commissions, construction and lot sales increased $716,000 or 85% compared to the same period in fiscal 2001. An increase in selling, general and administrative expenses and depreciation expense of $644,000 or 75% also affected comparability between the periods. This increase is primarily attributable to selling, general and administrative expenses of $430,000 of ESI and increase of $170,000 of corporate expense primarily attributable to executive compensation of additional corporate officers and increased insurance costs.

Income Taxes

The Company's effective income tax rate for the periods ended December 31, 2001 and 2000 differs from the federal statutory rate due to changes in the valuation allowance for deferred tax assets.

Results of Operations by Segment

Commercial Real Estate Brokerage Segment:

The commercial real estate brokerage segment consists of First Commercial Real Estate Services, Inc. (First Commercial).

For the Quarter Ended December 31, 2001

A pre-tax loss of $159,000 was recognized in the quarter ended December 31, 2001 as compared to pre-tax earnings of $17,000 in the same period in fiscal 2001. The current period loss is the result of a $545,000 or 75% decline in brokerage commissions to $178,000 and the corresponding $166,000 or 65% decline in company dollar to $89,000. These declines are typical of a small commercial real estate brokerage, as timing of significant closings can affect comparability between periods. Selling, general and administrative expenses declined $19,000 or 8% in the quarter ended December 31, 2001 as compared to the same period in fiscal 2001.

Residential Construction and Land Development Segment:

The residential construction operations are conducted in the Albuquerque, Rio Rancho and Los Lunas, New Mexico metropolitan areas. Such operations are conducted by Charter Building & Development Corp. (Charter) and Success Venture, a joint venture. This segment also includes development activities consisting of the acquisition of raw land for development into residential homesites, which are sold to Charter or to other builders. Such land development projects may be performed under joint venture agreements or entirely by the Company.

Profits on lots sold to Charter, either directly, by a subsidiary or by a joint venture, are eliminated in consolidation of this segment until the lot is removed from Charter's inventory. Such profits totaled $75,000 for the quarter ended December 31, 2001.

For the Quarter Ended December 31, 2001

This segment experienced an increase in pre-tax earnings of $614,000 to $685,000 for the quarter ended December 31, 2001. Overall profitability increased 865%, as a result of substantially larger sales and gross profits, reduced operating expenses, equity earnings of investees and increased construction management fees.

Residential construction sales increased $2,481,000 or 75% to $5,797,000 in the quarter ended December 31, 2001. This increase in revenues is the backlog effect of contracts booked during fiscal 2001 and delivered in fiscal 2002, as the construction period for homes is approximately 120 days.

Gross profits on residential construction sales increased $441,000 or 125% to $795,000 for the quarter ended December 31, 2001. Such increase outpaced the increase in sales due to profit margins increasing from 10.7% in the quarter ended December 31, 2000 to 13.7% in the quarter ended December 31, 2001. This increase is the result of an increase in delivery of homes, improved gross margins, and fewer sales of older speculative homes and model homes at lesser discounts.

The Company's ownership and management of a joint venture in a large subdivision also contributes to the increase in residential construction sales. As operations are conducted in a joint venture, equity earnings are recognized from the operations, as opposed to recognizing gross results of operations. Sales from this venture totaled $1,101,000 for the quarter ended December 31, 2001 and resulted in equity earnings of $47,000 as compared to sales for the same period in fiscal 2001 which totaled $1,020,000 and equity earnings of $19,000. The gain as compared to the prior period is attributable primarily to the fact that gross margins improved from 7% in the same period in fiscal 2001 to 10.85% in the quarter ended December 31, 2001.

Lot sales increased $444,000 or 151% to $738,000 in the quarter ended December 31, 2001. This increase is directly related to the aforementioned increase in construction sales. Gross profits on lot sales increased $114,000 or 211% to $168,000. Such increase is attributable to the increase in sales, which resulted in delivery of homes, which included intercompany sales of lots, gains on which are recognized upon the completion of sales to third parties.

Other significant items affecting operating results include selling, general and administrative expenses, which increased $20,000 or 7% to $305,000 in the quarter ended December 31, 2001 and interest expense, which decreased $58,000 or 44% to $73,000 in the quarter ended December 31, 2001 due to principal reductions and lower bank borrowings.

Commercial Construction Segment:

Commercial construction operations are conducted by Realco Construction, Inc. (Realco Construction), an Albuquerque based general contractor. Additionally, the Company has commenced operations in California under a joint venture arrangement.

For the Quarter Ended December 31, 2001

Operating results for the quarter ended December 31, 2001 resulted in pre-tax earnings of $31,000 as compared to $6,000 in the same period in fiscal 2001. This improvement in operating results was largely attributable to stable overhead costs and improved gross margins which is the result of improved cost controls.

Sales decreased 38% to $851,000; however, gross profits increased 21% to $222,000 in the quarter ended December 31, 2001. The decline in revenues is the result of timing of significant projects between the periods, while the increase in gross profits is primarily attributable to a change in estimated completion costs on several projects which recently concluded.

Financial Services Segment:

The financial services segment consists primarily of the operations of the parent company, ESI, and PHS, Inc. (PHS).

ESI, a Minneapolis, Minnesota based broker and dealer in securities, was acquired effective March 1, 2001 through the issuance of 484,000 shares of Series D preferred stock. On December 20, 2001, the holders of the 484,000 shares of series D preferred stock exchanged their shares under the terms of the conversion provision of the stock, into 1,452,000 common stock of the Company. See Item 2. CHANGES IN SECURITIES AND USE OF PROCEEDS section for a more detailed description of the transaction. This acquisition is a key component of the Company's plan to expand its financial services operations. The Company is currently identifying and evaluating other growth opportunities to complement this segment.

In addition to financial services performed directly by the Company, operations also include the Company's share of earnings from its 49.99% equity interest in PHS Mortgage Company, a full service residential mortgage banker.

For the Quarter Ended December 31, 2001

The Financial Services segment realized a pre-tax loss of $360,000 for the quarter ended December 31, 2001 as compared to a pre-tax loss of $68,000 in the same period in fiscal 2001. The primary cause for increased loss is increased executive payroll, increased general liability and health insurance costs, reduced residential mortgage fees and reduction of gains on securities held for sale. Other significant items affecting operating results are discussed below.

ESI's operations, which were acquired effective March 1, 2001, resulted in a pre-tax loss of $50,000 in the quarter ended December 31, 2001 which results were not included in the Company's financial statements for the same period in fiscal 2001. Commissions earned were $1,179,000 and gross profits on commissions totaled $289,000 in addition to interest income of $111,000 and operating expenses totaled $450,000 resulting in an operating loss for the quarter ended December 31, 2001 of $50,000. Management is in the process of expanding these operations and is currently incurring costs to accommodate growth initiatives, such as facilities relocation costs and broker recruiting costs. This operation is expected to be profitable in the near term.

Net equity earnings recognized from PHS Mortgage Company were $25,000, as compared to $64,000 in the same period in fiscal 2001. In the past, this equity method investee received the majority of its business from Company's residential real estate brokerage operations which were sold in June 2001. Management is attempting to maintain the referral relationship with the sales agents, however the buyers of these operations also promote mortgage services. Additionally, management is planning to promote the operations of PHS to other residential real estate brokerage firms. There can be no assurance that these efforts will be successful. In the event new sources of business cannot be secured, this equity investee will no longer contribute earnings to the Company.

Liquidity and Capital Resources

At December 31, 2001, the Company was in violation of the minimum net worth covenant relating to its subordinated sinking fund notes with a principal balance of $2,550,000. Therefore, the Trustee or Noteholders have the right to deliver a Notice of Default to the Company. If Notice of Default is delivered and the violation is not cured within thirty days, the notes may be declared due and payable immediately. To cure this default, the Company would be required to raise capital of more than $310,000.

If these obligations were declared immediately due and payable the Company's cash position and working capital would be adversely affected. If demand payment is required, management believes it will be able to satisfy the obligation and maintain adequate working capital for the Company's operations over the ensuing twelve months as follows:

1. Utilization of existing cash reserves.
2. Drawing additional funds available under existing construction loans.
3. Utilization of expected positive cash flow provided by operations.
4. Reducing operating expenses and other expenditures.
5. Securing funds from other lenders as may become available.

The Company's working capital consists primarily of cash, accounts receivable, and borrowings under construction advances and notes payable collateralized by inventory.

The Company intends to apply its capital resources to expand its business by establishing or acquiring complementary operations and to reducing its outstanding debt. It is expected that future cash needs will be financed by a combination of cash flows from operations, future advances under construction loans, and if needed, other financing arrangements, which may be made available to the Company. The Company does not have any material commitments for capital expenditures for fiscal 2002.

The Company's projection of future cash requirements is affected by numerous factors, including but not limited to, changes in customer receipts, consumer industry trends, sales volume, operating cost fluctuations, acquisitions of existing businesses and unplanned capital spending.

Competition and Market Factors

The business in which the Company is engaged is highly competitive. Many of the Company's competitors have nationwide operations. As such, a number of the Company's competitors have greater financial resources. It is for that reason that the Company continues to pursue strategic alliances with other companies.

The real estate and financial services industries, and therefore, the Company's operations, can be cyclical and are affected by consumer confidence levels, prevailing economic conditions and interest rates. Other factors effecting business include increases in construction costs, increases in costs associated with home ownership such as interest rates, property taxes, and changes in consumer preferences and demographic trends.

Forward Looking Statements

Investors are cautioned that certain statements contained in this document are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the Act). Statements which are predictive in nature, which depend upon or refer to future events or conditions constitute forward-looking statements. In addition, any statements concerning future financial performance, ongoing business strategies or prospects, and possible future Company actions, which may be provided by management are also forward-looking statements as defined by the Act. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties, assumptions, and economic and market conditions in the real estate and financial services industry, among other things.

Actual events and results may differ materially from those expressed or forecasted in the forward-looking statements made by the Company or Company management due to a number of factors. Important factors that could cause such differences include but are not limited to, changes in general economic conditions either nationally or in regions in where the Company operates or may commence operations, employment growth or unemployment rates, availability and costs of land and homebuilding materials, labor costs, interest rates, prevailing rates for sales associate commissions, industry competition and regulatory developments.

Item 3: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

There have not been any material changes in the sources and effects of the Company's market risk since September 30, 2001.

PART II: OTHER INFORMATION

Item 1. LEGAL PROCEEDINGS

In December 2001, the Company was named as a defendant in a lawsuit in the District Court for Hennepin County, Minnesota. The plaintiffs are certain institutional and individual customers of Miller & Schroeder Financial, Inc., a broker-dealer ("MSF"). The lawsuit was commenced against MSF, Miller & Schroeder, Inc., the parent corporation of MSF ("MSI"), and certain officers, directors and shareholders of MSI who are alleged to be controlling persons of MSI and MSF. The Company is a shareholder of MSI. James A. Arias, the Company's Chief Executive Officer, is also named as a defendant. Mr. Arias served as a director of MSI during the period covered by the plaintiff's complaint. The plaintiffs, on their own behalf and on behalf of a class of investors they seek to represent, are seeking rescission or compensatory damages with respect to debentures issued by United Homes, Inc. and purchased by the plaintiffs from or through MSF. The plaintiffs assert numerous claims against MSF and the other defendants including claims based on negligence, negligent misrepresentation, common law fraud, and violations of the Minnesota Securities Act, the Minnesota Consumer Fraud Act, the U.S. Securities Act of 1933, and the Minnesota Uniform Fraudulent Transfer Act. In January 2002, the Company and Mr. Arias filed a motion to dismiss the lawsuit with respect to them. The hearing on the motion is scheduled for March 2002. If they are not dismissed from the lawsuit, the Company and Mr. Arias intend to defend the lawsuit vigorously.

The Company is engaged in various other legal proceedings incidental to its normal business activities. Management of the Company does not believe that the outcome of each such proceeding or all of them combined will have a material adverse effect on the Company's operations or financial position.

Item 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

On December 20, 2001, the Company issued 1,452,000 shares of its Common Stock upon the conversion of 484,000 shares of its Series "D" Preferred Stock. The Series "D" Preferred Stock was issued on March 1, 2001, pursuant to the terms of a merger in which the Company acquired Equity Securities Investments, Inc. ("ESI"). The Series "D" Preferred Stock was not initially convertible into Common Stock. However, the terms of the Series "D" Preferred Stock provided that each share would automatically be converted into three shares of Common Stock if the shareholders of the Company approved such conversion, and that the conversion, if approved, would occur automatically on the twenty-first (21st) day following the date on which the shareholders approved the conversion. The Company agreed in the merger agreement to ask its shareholders to approve the conversion and, at the Annual Meeting of Shareholders of the Company held on November 29, 2001, the shareholders voted upon and approved the conversion of the Series "D" Preferred Stock into Common Stock.

The shares of Series "D" Preferred Stock, and the shares of Common Stock issued upon conversion of the Series "D" Preferred Stock, were issued to Laurence S. Zipkin and Edward S. Adams, the shareholders of ESI prior to the merger. The shares of Series "D" Preferred Stock were issued in a transaction that was exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") pursuant to Section 4(2) of the Securities Act. The shares of Common Stock issued upon conversion of the Series "D" Preferred Stock were issued in a transaction that was exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(9) of the Securities Act. No underwriting discounts or commissions were paid in connection with such transactions.

Item 3. DEFAULTS IN SENIOR SECURITIES

At December 31, 2001, the Company was in violation of the minimum net worth covenant relating to its subordinated sinking fund notes with a principal balance of $2,550,000. Therefore, the Trustee or Note holders have the right to deliver a Notice of Default to the Company. If Notice of Default is delivered and the violation is not cured within thirty days, the notes may be declared due and payable immediately. At December 31, 2001, the Company would be required to raise capital of more than $310,000 to cure this default.

If these obligations were declared immediately due and payable the Company's cash position and working capital would be adversely affected. If demand payment is required, management believes it will be able to satisfy the obligation and maintain adequate working capital for the Company's operations over the ensuing twelve months as follows:

1. Utilization of existing cash reserves.
2. Drawing additional funds available under existing construction loans.
3. Utilization of expected positive cash flow provided by operations.
4. Reducing operating expenses and other expenditures.
5. Securing funds from other lenders as may become available.

Item 4. *SUBMISSIONS OF MATTERS TO A VOTE OF SECURITIES HOLDERS*

At the Annual Meeting of Shareholders of the Company held on November 29, 2001, the shareholders voted upon and approved the following items:

1. The shareholders approved the conversion of each of the outstanding shares of the Company's Series "D" Preferred Stock into three shares of Common Stock. The holders of the 484,000 shares of Series "D" Preferred Stock did not vote on this item.

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
2,134,563	63,312	5,600	807,683

2. The shareholders elected the following persons as directors of the Company, to serve until the next annual meeting of shareholders:

	VOTES FOR	VOTES WITHHELD
Edward S. Adams	3,485,358	9,800
James A. Arias	3,485,358	9,800
Brad J. Buscher	3,485,358	9,800
Martin S. Orland	3,485,358	9,800
Gregory E. Spitzer	3,485,358	9,800
Alan R. Woinski	3,485,358	9,800
Laurence S. Zipkin	3,485,358	9,800

3. The shareholders approved an amendment to the Company's 1997 Employee Incentive Stock Plan increasing the number of shares of the Company's Common Stock reserved for issuance under the Plan from 262,500 shares to 800,000 shares.

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
2,610,225	63,800	13,450	807,683

4. The shareholders ratified the appointment of Grant Thornton LLP as the Company's independent auditors to examine the financial statements of the Company for the fiscal year ended September 30, 2001.

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
3,489,108	1,100	4,950	-0-

Item 5. OTHER INFORMATION

None

Item 6. EXHIBITS AND REPORTS ON FORM 8-K

(a) There are no exhibits filed with this Report.

(b) Reports on Form 8-K:

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

REALCO, INC.

Date: February 14, 2002

/s/ JAMES A. ARIAS

James A. Arias, President and Chief Executive Officer

Date: February 14, 2002

/s/ EDWARD S. ADAMS

Edward S. Adams, Vice President and Principal Financial Officer